Exhibit 99.3

Intercure Ltd.

Consolidated Financial Statements as of December 31, 2022

Intercure Ltd.

Consolidated Financial Statements as of December 31, 2022

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Intercure Ltd.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Intercure Ltd. (the Company) as of December 31, 2022 and 2021, the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2022, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Somekh Chaikin

Member Firm of KPMG International

We have served as the Company’s auditor since 2021.

Tel-Aviv, Israel

March 31 2023

- - - - - - - - - - - -

3

Intercure Ltd.
Consolidated Statements of Financial Position

		As of December 31
		2022	2021
		NIS in thousands
Current assets
Cash and cash equivalents	4	232,589	196,217
Restricted cash		13,907	21,083
Trade receivables, net	11A	36,919	17,407
Other receivables	11B	97,375	33,244
Inventory	5	120,133	62,313
Biological assets	6	6,365	5,566
Financial assets measured at fair value through profit or loss	7	205	330
		507,493	336,160
Non-current assets
Property, plant and equipment and right-of-use asset	9	103,133	86,509
Goodwill	8	284,181	*268,291
Investment in associate and loan	8	40,000	-
Deferred tax assets	15	20,635	3,020
Financial assets measured at fair value through profit or loss	10	2,565	2,565
		450,514	360,385
Total assets		958,007	696,545

* Immaterial adjustment of comparative data, see Note 2 (W)

The accompanying notes are an integral part of the consolidated financial statements.

4

Intercure Ltd.
Consolidated Statements of Financial Position

		As of December 31
		2022	2021
		NIS in thousands
Current liabilities
Short term loans and current maturities		126,935	70,559
Trade payables		126,067	64,474
Other payables	11C	48,397	41,050
Contingent consideration		10,230	15,780
Short term loans from non-controlling interest	8C,13B	1,090	1,722
		312,719	193,585
Non-current liabilities Long term loans	13	99,684	11,877
Liabilities in respect of employee benefits		1,025	224
Loan from related party	13B	-	76
Lease liability	14	23,102	21,371
		123,811	33,548
Total liabilities		436,530	227,133
Equity	17
Share capital, premium and other reserves		632,025	623,567
Capital reserve for transactions with controlling shareholder		2,388	2,388
Receipts on account of shares		8,541	8,541
Accumulated losses		(141,649)	(186,468)
Equity attributable to owners of the Company		501,305	448,028
Non-controlling interests		20,172	*21,384
Total equity		521,477	469,412
Total equity and liabilities		958,007	696,545

* Immaterial adjustment of comparative data, see Note 2 (W)

Approval Date of the Financial Statements	Ehud Barak Chairman of the Board	Alex Rabinovitch CEO	Amos Cohen CFO

The accompanying notes are an integral part of the consolidated financial statements.

5

Intercure Ltd.
Consolidated Statements of Profit or Loss and Other Comprehensive Income

		For the year ended December 31
		2022	2021	2020
	Note	NIS in thousands (excluding data regarding loss per share)
Revenue		388,684	219,677	65,035
Cost of revenue before fair value adjustments	18	229,727	123,688	34,649
Gross income before impact of changes in
fair value		158,957	95,989	30,386
Unrealized changes to fair value adjustments
of biological assets	6	13,054	6,574	3,202
Loss from fair value changes realized in the
current year		16,928	11,432	1,613
Gross profit		155,083	91,131	31,975
Research and development expenses		632	1,235	1,576
General and administrative expenses	18	36,082	27,206	8,593
Sales and marketing expenses	18	56,533	23,214	8,440
Other expenses, net		2,128	2,971	4,563
Changes in the fair value of financial assets
through profit or loss, net	7,10	174	1,868	37,195
Share based payments	17	8,907	6,452	10,008
Operating profit (loss)		50,627	28,185	(38,400)
Financing income	19	8,170	130	620
Financing expenses	20	14,955	9,581	528
Financing expenses (income), net		6,785	9,451	(92)
Profit (loss) before taxes on income		43,842	18,734	(38,308)
Tax (expense) benefit	15	(93)	(11,441)	2,268
Total comprehensive profit (loss) for the
year		43,749	7,293	(36,040)
Attribution of net profit (loss) for the year:
To the Company’s shareholders		44,819	4,690	(37,231)
To non-controlling interests		(1,070)	2,603	1,191
Total		43,749	7,293	(36,040)
Earnings (Loss) per share
Basic earnings (loss)		0.99	0.12	(1.42)
Diluted earnings (loss)		0.99	0.11	(1.42)

The accompanying notes are an integral part of the consolidated financial statements.

6

Intercure Ltd.
Consolidated Statements of Changes in Equity

	Share capital, premium and other reserves	Capital reserve for transactions with controlling shareholder	Receipts on account of shares	Accumulated losses	Equity attributable to owners of the Company	Non-controlling interests	Total equity
	NIS in thousands
As of January 1, 2022	623,567	2,388	8,541	(186,468)	448,028	21,384	469,412
Profit for the year	-	-	-	44,819	44,819	(1,070)	43,749
Acquisitions of subsidiaries	-	-	-	-	-	(142)	(142)
Settlement in cash of an obligation to issue shares	(449)	-	-	-	(449)	-	(449)
Share-based payment (Note 17U)	8,907	-	-	-	8,907	-	8,907
As of December 31, 2022	632,025	2,388	8,541	(141,649)	501,305	20,172	521,477
As of January 1, 2021	452,259	2,388	11,017	(191,158)	274,506	17,603	292,109
Profit for the year	-	-	-	4,690	4,690	2,603	7,293
Exercise of share options (Note 17J,L,M)	10,974	-	(2,476)	-	8,498	-	8,498
Issuance of shares, net (Note 17I)	136,506	-	-	-	136,506	-	136,506
Issuance of shares in respect with acquisitions (Note 17N)	17,376	-	-	-	17,376	1,178	18,554
Share-based payment (Note 17U)	6,452	-	-	-	6,452	-	6,452
As of December 31, 2021	623,567	2,388	8,541	(186,468)	448,028	21,384	469,412

The accompanying notes are an integral part of the consolidated financial statements.

7

Intercure Ltd.
Consolidated Statements of Changes in Equity

	Share capital, premium and other reserves	Capital reserve for transactions with controlling shareholder	Receipts on account of shares	Accumulated losses	Equity attributable to owners of the Company	Non-controlling interests	Total equity
	NIS in thousands
As of January 1, 2020	406,297	2,388	1,214	(153,927)	255,972	229	256,201
Loss for the year	-	-	-	(37,231)	(37,231)	1,191	(36,040)
Exercise of share options (Note 17C-D)	833	-	-	-	833	-	833
Issuance of shares for the acquisition of	6,904	-	-	-	6,904	15,655	22,559
Canndoc (Note 8)
Issuance of shares, net (Note 17E)	28,217	-	9,803	-	38,020	-	38,020
Share-based payment (Note 17U)	10,008	-	-	-	10,008	528	10,536
As of December 31, 2020	452,259	2,388	11,017	(191,158)	274,506	17,603	292,109

The accompanying notes are an integral part of the consolidated financial statements.

8

Intercure Ltd.
Consolidated Statements of Cash Flow

	For the year ended December 31
	2022	2021	2020
	NIS in thousands
Cash flows from operating activities
Profit (Loss) for the year	43,749	7,293	(36,040)
Taxes paid	(7,971)	(11,796)	-
Adjustments required to present cash flows from operating activities (A)	15,489	34,638	43,936
Net cash provided by operating activities	51,267	30,135	7,896
Cash flows from investing activities
Purchase of property, plant and equipment	(19,742)	(14,028)	(20,841)
Loans granted (Note 11B)	(95,226)	(7,342)	(1,643)
Decrease (increase) in restricted cash	7,404	(20,000)	(40)
Payment of deferred consideration for acquisitions	(9,876)	-	-
Acquisition of Subsidiaries, net of cash acquired (Note 8)	1,560	(19,094)	387
Loan to associate (Note 8)	(20,000)	-	-
Settlement of obligation to issue shares	(449)	-	-
Investment in assets measured at fair value through profit or loss	-	(1,246)	(626)
Payments of contingent consideration	(6,168)	(3,500)	-
Net cash used in investing activities	(142,497)	(65,210)	(22,763)
Cash flows from financing activities
Proceeds from issuance of shares as part of private issuance, net	-	128,730	38,020
Exercise of share options (Note 17)	-	8,498	833
Lease payments	(3,883)	(2,574)	(576)
Receipt of loans from banks	263,474	75,458	665
Repayment of loans from banks	(120,521)	(3,416)	-
Receipt of loan to related party and controlling shareholder	-	-	134
Repayment of loan from related party and controlling shareholder	(1,340)	(3,640)	(13,787)
Interest paid	(17,284)	*(5,116)	*(93)
Net cash provided by financing activities	120,446	197,940	25,196
Increase in cash and cash equivalents	29,216	162,865	10,329
Exchange differences in respect of balances of cash and cash equivalents	7,156	(4,536)	221
Balance of cash and cash equivalents at beginning of year	196,217	37,888	27,338
Balance of cash and cash equivalents at end of year	232,589	196,217	37,888

* Reclassified due to change in accounting policy, see Note 2(V).

The accompanying notes are an integral part of the consolidated financial statements.

9

Intercure Ltd.
Consolidated Statements of Cash Flow

	For the year ended December 31
	2022	2021	2020
	NIS in thousands
A) Adjustments required to present cash flows from operating activities
Adjustments to items in the Consolidated Statements of Profit or Loss and Other Comprehensive Income:
Depreciation	11,699	7,393	3,253
Share-based payment (Note 17U)	8,907	6,452	10,008
Changes in the fair value of financial assets through profit or loss, net	172	1,868	37,195
Finance expenses (income), net	6,785	9,451	(92)
Remeasurement of contingent consideration	(9,567)	-	-
Tax expense (benefit)	93	11,441	(2,268)
Change in liabilities in respect of employee benefits, net	418	(314)	(39)
	18,507	36,291	48,057
Changes in assets and liabilities items:
Decrease (increase) in trade receivables	(18,286)	8,391	(9,608)
Decrease (increase) in other receivables	35,035	(4,338)	5,139
Increase in inventory	(75,189)	(15,475)	(14,167)
Increase in biological assets	(799)	(2,413)	(2,008)
Increase in trade payables	57,033	2,787	12,269
Increase (decrease) in other payables	(812)	9,395	4,254
	(3,018)	(1,653)	(4,121)
	15,489	34,638	43,936
B) Material non-cash activities
Acquisition of subsidiary, net of cash against share issuance(Note 8)	-	17,376	6,904
Investment in associate(Note 8)	20,000	-	-

The accompanying notes are an integral part of the consolidated financial statements.

10

Intercure Ltd.
Consolidated Statements of Cash Flow

C)	Aggregate cash flows derived for the Company as a result of acquisitions (Note 8):

	2022	2021	2020
	NIS in thousands
Trade and other receivables	(1,936)	20,927	1,790
Inventory and biological assets	(2,631)	22,788	237
Property, plant, equipment and right-of-use asset	(1,934)	6,268	3,204
Trade and other payables	7,907	(51,053)	(1,862)
Short term loan	4,286	(4,265)	(1,296)
Short term loan to related parties	(2,598)	(5,119)	-
Lease liability	-	(2,650)	(2,039)
Goodwill	(15,882)	68,005	22,138
Issuance of shares	-	(17,376)	(6,904)
Non-controlling interests	(142)	9,043	(15,655)
Contingent consideration	10,185	(18,668)	-
Deferred consideration	4,352	(9,862)	-
Deferred tax assets (liabilities)	-	1,056	-
Financial assets measured at fair value through profit or loss	(47)	-	-
Total acquisition of subsidiary, net of cash	1,560	(19,094)	(387)

The accompanying notes are an integral part of the consolidated financial statements.

11

Intercure Ltd.
Notes to the Consolidated Financial Statements

Note 1 - General

A.	The Company’s activity

Intercure Ltd. (hereinafter: the “Company”) is a public company which is listed on the Tel Aviv Stock Exchange, Toronto Stock Exchange and Nasdaq, domiciled in Israel. Its offices are located in Herzliya. The Company is engaged in the medical cannabis sector mainly through its holdings of the entirely issued and paid-up capital of Canndoc Ltd. (hereinafter: “Canndoc”), the entirely issued and paid-up capital of Pharmazone Ltd. (hereinafter: “Pharmazone”) and through its 50.1% stake in the issued and paid-in capital of Cannolam Ltd, The Company also has additional holdings in the biomed sector.

Canndoc:

The Company holds 100% of Canndoc’s issued and paid-in capital.

Canndoc has partnered with Kibbutz Beit HaEmek and Kibbuutz Nir-Oz (the “Kibbutzim”) for the purpose of breeding, cultivating and harvesting of pharmaceutical-grade cannabis. The activities of these collaborative arrangements with the Kibbutzim are not conducted through separate legal entities and therefore the Company recognizes its share in the assets, liabilities and results of operations of each activity according to the Company’s rights and obligations according to the contractual agreements with the Kibbutzim.

The Company, through Canndoc, is engaged in research, marketing, cultivation, production and distribution of medical cannabis products in Israel and around the world.

Cannolam:

On May 14, 2020, the Company’s board of directors approved the engagement in a series of agreements for the acquisition of a 50.1% stake in the shares of Cannolam Ltd., an Israeli private company, which holds, independently and/or through its owned subsidiaries, the exclusive rights to the production, importing, distribution and use of leading international cannabis and lifestyle trademarks in the territory of the state of Israel. Inter alia, Cannolam Ltd. has exclusive rights in respect of the brands Cookies, Mr. Nice and Oxon Pharma.

Pharmazone:

On May 18, 2021, the Company’s board of directors approved the engagement in a series of agreements for the acquisition of a 100% stake in the shares of Pharmazone, an Israeli private company, which operates a pharmaceutical and medical cannabis trading house.

12

Intercure Ltd.
Notes to the Consolidated Financial Statements

Note 1 - General (Cont.)

Other Holdings:

During 2022, the Company engaged in a series of agreements for the acquisition or opening of 6 pharmacies. See also Note (8).

Investments in the biomed sector:

The Company invested in three companies in the biomed sector: Regenera Pharma Ltd. (hereinafter: “Regenera”), F.O.R.E Biotherapeutics Ltd. (formerly known as NovellusDX Ltd., hereinafter: “Fore”) and Cavnox Ltd. (hereinafter: “Cavnox”). For additional details regarding investments in the biomed sector, see Note 10.

B.	Other Significant Events During the Reporting Period

1.	On January 3, 2021, the Company engaged in a merger agreement (hereinafter: the “Prior Agreement”) with Subversive Real Estate Acquisition REIT LP, a third party unrelated to the Company and/or to its controlling shareholders, which is listed on the Canadian stock exchange NEO (NEO:SVX.U). On February 9, 2021, the parties engaged in an amended and definitive agreement with Subversive Real Estate Acquisition REIT LP (formerly Subversive Real Estate Acquisition REIT LP) (“SVX”) a special purpose acquisition company (SPAC), pursuant to which the Company, through a wholly-owned subsidiary, will acquire all of the outstanding limited partnership units of SVX in exchange for the issuance of the company ordinary shares by way of a plan of arrangement (the “SPAC Transaction”).

Concurrently with the SPAC Transaction, Subversive conducted a non- brokered private placement of 5.0 million Limited Partnership Units for an aggregate amount of $50 million (approximately NIS162 million) At the closing of the SPAC Transaction, which occurred on April 23, the Company issued 15,650,280 ordinary shares to Subversive unit holders, including those that participated in the concurrent private placement. Out of the total 15,650,280 ordinary shares issued, 5,243,616 of our ordinary shares were allocated as part of the SPAC Transaction to subversive’s sponsors and are subject to forfeiture unless the Company’s ordinary shares are listed on NASDAQ and obtain a target weighted average price per share of $13.00 (subject to appropriate adjustments) for any five (5) consecutive trading days during the thirty (30) trading days after the shares are traded on Nasdaq. By October 13, 2021 that condition was not met and 5,243,616 ordinary shares are up for forfeiture. Since the subversive’s sponsors shares were an integral part of the transaction with the SPAC and constituted a conditional issue for the amount of funds raised in the transaction and its success, the shares issue is presented together with all of SPAC units holders and PIPE investors and not in fair value.

13

Intercure Ltd.
Notes to the Consolidated Financial Statements

Note 1 - General (Cont.)

Total funds raised from the SPAC Transaction, after redemptions, and the private placement equaled approximately NIS 182 million (not including transaction costs) NIS 8.4 million of those still needs to be received and currently presented in other receivables, see also Note 11B.

Since Subversive was not considered a business, as defined by IFRS 3, the Company recorded the SPAC Transaction proceeds as a respective increase in equity.

On April 23, 2021, the Company shares were listed on the TSX and the first trade of the common shares on the TSX occurred on April 26, 2021.

On September 1, 2021, the Company shares were listed and the first trade of the ordinary shares on the Nasdaq Global Market under the ticker symbol “INCR”.

2.	On February 16, 2022, the Company engaged in an agreement with Cann Pharmaceutical Ltd. (“Better”), an Israeli medical cannabis multi-national operator known as “Better” to acquire 100% of Better’s shares, which includes “Better’s” unique strains, cultivation site, intellectual property, and commercial operations in Israel as well its international activities, For a purchase price of USD 35 million to be paid with Intercure’s shares at the valuation of USD 10 per share. Regarding the termination of the agreement, see Note 16E.

3.	On March 1, 2022, the company signed a definitive agreement (hereinafter: “Agreement”) with Altman Health LP (“Altman Health”), the market leader of OTC and nutritional supplements in over 1,700 points of sale, including all major pharmacies across Israel. A new company will be formed that will focus on the new Israeli CBD product market, following the Israeli Minister of Health’s announcement On February 28, 2022, that CBD will be removed from the Dangerous Drugs Act.

14

Intercure Ltd.
Notes to the Consolidated Financial Statements

Note 1 - General (Cont.)

C.	Definitions:

In these consolidated financial statements:

Company	-	Intercure Ltd.
Group	-	The Company and its subsidiaries.
Related Parties	-	As defined in IAS 24.
USD	-	U.S. dollars.
NIS		New Israeli shekel.
Subsidiaries	-	Companies which are controlled by the Company (as defined in IFRS 10), directly or indirectly, and whose financial statements are fully consolidated with the Company’s reports.
Investee companies	-	Subsidiaries and companies, including a partnership or joint venture, the Company’s investment in which is stated, directly or indirectly, on the equity basis.

Note 2 - Significant Accounting Policies

Framework for preparation of the financial statements

The accounting policy described below was applied in the financial statements consistently, in all of the presented periods, unless specified otherwise.

A.	Presentation basis of the financial statements

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board (IASB).

The Company’s financial statements are prepared on a historical cost basis, except for financial and biological assets measured at fair value through profit or loss and contingent consideration.

In its preparation of the financial statements, management is required to use significant accounting estimates. Management is also required to exercise discretion in the process of applying the significant accounting policies. The issues which require significant discretion and the use of estimates, which have a significant impact on the amounts which were recognized in the financial statements, are specified in Note 3. Actual results may differ significantly from the estimates and assumptions which were used by Company management.

15

Intercure Ltd.
Notes to the Consolidated Financial Statements

Note 2 - Significant Accounting Policies (Cont.)

B.	Basis of consolidation

(1)	Business combinations

The group implements the acquisition method to all business combinations. The acquisition date is the date on which the acquirer obtains control over the acquiree. control exists when the group is exposed, or has rights, to variable returns from its involvement with the acquiree and it has the ability to affect those returns through its power over the acquiree. substantive rights held by the group and others are taken into account when assessing control.

The group recognizes goodwill on acquisition according to the fair value of the consideration transferred including any amounts recognized in respect of rights that do not confer control in the acquiree as well as the fair value at the acquisition date of any pre-existing equity right of the group in the acquiree, less the net amount of the identifiable assets acquired and the liabilities assumed.

On the acquisition date the acquirer recognizes a contingent liability assumed in a business combination if there is a present obligation resulting from past events and its fair value can be reliably measured.

Costs associated with the acquisition that were incurred by the acquirer in the business combination such as: finder’s fees, advisory, legal, valuation and other professional or consulting fees, other than those associated with an issue of debt or equity instruments connected to the business combination, are expensed in the period the services are received.

(2)	Consolidated financial statements

The consolidated financial statements include the reports of companies over which the Company has control (subsidiaries).

Subsidiaries are entities which are controlled by the Company. The Company controls an entity when the Company has the power to influence the investee entity, when it has exposure or rights to variable returns from its involvement in the entity, and when it has the ability to exercise its influence over the investee entity in order to affect the amount of returns which it will receive from that entity. Subsidiaries are fully included in the consolidation beginning from the date when the Company obtains control of them. Consolidation is discontinued on the date when control ceases.

The consolidation of financial statements is performed beginning on the date when control was obtained, until the date when control was discontinued.

The financial statements of the Company and the subsidiaries are prepared for identical dates and periods. The accounting policy in the financial statements of the investees was implemented in a manner which was uniform and consistent with the policy which was applied in the Company’s financial statements. Material intercompany balances and transactions, and profit and loss due to transactions between the Company and the subsidiaries, were canceled in their entirety in the consolidated financial statements.

16

Intercure Ltd.
Notes to the Consolidated Financial Statements

Note 2 - Significant Accounting Policies (Cont.)

(3)	Non-controlling interests

Non-controlling interests comprise the equity of a subsidiary that cannot be attributed, directly or indirectly, to the parent company.

Measurement of non-controlling interests on the date of the business combination

Non-controlling interests that are instruments that give rise to a present ownership interest and entitle the holder to a share of net assets in the event of liquidation (for example: ordinary shares), are measured at the date of the business combination at their proportionate interest in the identifiable assets and liabilities of the acquiree, on a transaction-by-transaction basis. This accounting policy choice does not apply to other instruments that meet the definition of non-controlling interests (for example: options to ordinary shares). Such instruments will be measured at fair value or in accordance with other relevant IFRSs.

Allocation of profit or loss and other comprehensive income to the shareholders

Profit or loss and any part of other comprehensive income are allocated to the owners of the Company and the non-controlling interests. Total profit or loss and other comprehensive income is allocated to the owners of the Company and the non- controlling interests even if the result is a negative balance of non-controlling interests.

(4)	Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

(5)	Investment in associates and joint ventures (equity accounted investees)

Associates are those entities in which the Group has significant influence, but not control or joint control, over the financial and operating policies. There is a rebuttable presumption that significant influence exists when the Group holds between 20% and 50% of another entity. In assessing significant influence, potential voting rights that are currently exercisable or convertible into shares of the investee are taken into account.

Joint ventures are joint arrangements in which the Group has rights to the net assets of the arrangement. Associates and joint ventures are accounted for using the equity method (equity accounted investees) and are recognized initially at cost.

17

Intercure Ltd.
Notes to the Consolidated Financial Statements

Note 2 - Significant Accounting Policies (Cont.)

C.	Transactions, assets and liabilities in foreign currency

Transactions denominated in a foreign currency other than the Company’s functional currency are recorded upon initial recognition, according to the exchange rate on the transaction date. Following initial recognition, monetary assets and liabilities denominated in foreign currency are translated on each reporting date into the functional currency, according to the exchange rate as of that date. Exchange differences are carried to the statement of income. Non-monetary assets and liabilities denominated in foreign currency which are presented at cost are translated according to the exchange rate on the transaction date. Non-monetary assets and liabilities denominated in foreign currency which are presented at fair value are translated into the functional currency using the exchange rate as of the date when the fair value was determined.

D.	Cash and cash equivalents

Cash equivalents are considered highly liquid investments, including unrestricted short term deposits in banking corporations whose maturity period does not exceed three months after the date of the deposit.

E.	Short term deposits

Short term deposits in banking corporations whose original period exceeds three months after the date of the investment, and which do not meet the definition of cash equivalents. The deposits are presented according to the terms of their deposit.

F.	Biological assets

In accordance with IAS 41, the Company measures biological assets which are mostly comprised of medical cannabis plants and agricultural produce at fair value less selling costs until harvesting. This value is used as the cost basis of inventory after the harvest. Profit or loss due to changes in fair value less selling costs are included under the Company’s profit / loss in the year when they materialized. Growing costs in respect of the biological assets are capitalized to the cost of the biological assets. When calculating the fair value of a biological asset, the Company is required to use various estimates and approximations, including, inter alia, estimates regarding the growth stage of the seedlings until the harvest date, harvesting costs, selling costs, costs associated with oil extraction and packaging of finished products, estimates regarding the selling price of the Company’s products, and estimates of materials lost in process. Changes in these assumptions may result in significant changes in the value of the biological asset, the value of inventory, and the cost of sales, as well as in the fair value component in respect of the biological asset.

18

Intercure Ltd.
Notes to the Consolidated Financial Statements

Note 2 - Significant Accounting Policies (Cont.)

G.	Inventory

Inventory is measured as the lower of either cost or net realizable value. The cost of purchased inventory is determined on a first in - first out (FIFO) basis. The Company classifies the cannabis agricultural produce from a biological asset to inventory when harvesting, according to the fair value less selling costs on that date. This value serves as the cost basis of inventory. Processing costs and other additional costs which materialize in the process of bringing the inventory to its current location and condition are added to the cost of inventory. Net realizable value represents the estimated selling price in the ordinary course of business, less estimated costs to completion and the costs required to execute the sale. The Company periodically evaluates the condition and age of inventory, and provisions for slow inventory are made accordingly.

H.	Revenue recognition

Revenue from contracts with customers is recognized in the statement of income when the control of the asset or of the service has been transferred to the customer. The control transfer date is generally the date of delivery to the customer. Revenue is measured and recognized according to the fair value of the proceeds which are expected to be received in accordance with the contract terms, less amounts which have been collected for third parties (e.g., taxes). Revenue is recognized in the statements of profit or loss up to the extent to which are expected to flow to the Company, and the revenue and costs, if relevant, are reliably measurable.

When determining the amount of revenue from contracts with customers, the Company evaluates whether it functions as a primary provider, or as an agent in the contract.

The Company is the primary provider when it controls the guaranteed goods or services before they are transferred to the customer. In such cases, the Company recognizes revenue as the gross amount of proceeds. In cases where the products are transferred to the distributor and held by them in consignment until their sale by the distributor to a third party which constitutes the end customer, the Company recognizes revenue from their sale on the date when they are sold by the distributor to the third party.

I.	Property, plant and equipment

Items of property, plant and equipment are presented at cost plus direct acquisition costs, less accumulated depreciation and less accumulated impairment loss, and do not include routine maintenance expenses. The cost includes replacement parts and auxiliary equipment which are used in connection with fixed assets.

Items of property, plant and equipment which are of significant cost relative to the total cost of the item are depreciated separately, according to the component approach.

19

Intercure Ltd.
Notes to the Consolidated Financial Statements

Note 2 - Significant Accounting Policies (Cont.)

Depreciation is calculated in equal annual rates according to the straight line method, throughout the asset’s useful lifetime, as follows:

%
Machinery and equipment	7-15
Computers	33
Leasehold improvements	10

Building improvements are depreciated in a straight line throughout the estimated lifetime of the improvement.

The useful lifetime, depreciation method and residual value of each asset is evaluated, as a minimum, at the end of each year, and changes are treated as a prospective change in accounting estimate. The depreciation of assets is discontinued when the asset is classified as held for sale or when the asset is written off, whichever is earlier.

J.	Impairment

Non-financial assets

Timing of impairment testing

The carrying amounts of the Group’s non-financial assets, other than biological assets, investment property, inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

Once a year and on the same date, or more frequently if there are indications of impairment, the Group estimates the recoverable amount of each cash generating unit that contains goodwill, or intangible assets that have indefinite useful lives or are unavailable for use.

Determining cash-generating units

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”).

Measurement of recoverable amount

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs of disposal. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects the assessments of market participants regarding the time value of money and the risks specific to the asset or cash-generating unit, for which the estimated future cash flows from the asset or cash-generating unit were not adjusted.

20

Intercure Ltd.
Notes to the Consolidated Financial Statements

Note 2 - Significant Accounting Policies (Cont.)

Allocation of goodwill to cash generating units

Subject to an operating segment ceiling test (before the aggregation of similar segments), for the purposes of goodwill impairment testing, cash-generating units to which goodwill has been allocated are aggregated so that the level at which impairment testing is performed reflects the lowest level at which goodwill is monitored for internal reporting purposes. When goodwill is not monitored for internal reporting purposes, it is allocated to operating segments (before the aggregation of similar segments) and not to a cash-generating unit (or group of cash- generating units) lower in level than an operating segment.

Goodwill acquired in a business combination is allocated to groups of cash-generating units, including those existing in the Group before the business combination, that are expected to benefit from the synergies of the combination.

For purposes of goodwill impairment testing, when the non-controlling interests were initially measured according to their relative share of the acquiree’s net assets, the carrying amount of the goodwill is adjusted according to the rate of Company holding in the cash-generating unit to which the goodwill is allocated.

K.	Income tax expense

Income tax comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that they relate to a business combination, or are recognized directly in equity or in other comprehensive income to the extent they relate to items recognized directly in equity or in other comprehensive income.

Current taxes

Current tax is the expected tax payable (or receivable) on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date. Current taxes also include taxes in respect of prior years and any tax arising from dividends.

Offset of current tax assets and liabilities

Current tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and there is intent to settle current tax liabilities and assets on a net basis or the tax assets and liabilities will be realized simultaneously.

Uncertain tax positions

A provision for uncertain tax positions, including additional tax and interest expenses, is recognized when it is more probable than not that the Group will have to use its economic resources to pay the obligation.

21

Intercure Ltd.
Notes to the Consolidated Financial Statements

Note 2 - Significant Accounting Policies (Cont.)

Deferred taxes

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences:

●	The initial recognition of goodwill,
●	The initial recognition of assets and liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss,
●	Differences relating to investments in subsidiaries, joint arrangements and associates, to the extent that the Group is able to control the timing of the reversal of the temporary difference and it is probable that they will not reverse in the foreseeable future, either by way of selling the investment or by way of distributing dividends in respect of the investment

The measurement of deferred tax reflects the tax consequences that would follow the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. For investment property that is measured at fair value, there is a rebuttable presumption that the carrying amount of the investment property will be recovered through sale.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

A deferred tax asset is recognized for unused tax losses, tax benefits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred tax assets that were not recognized are reevaluated at each reporting date and recognized if it has become probable that future taxable profits will be available against which they can be utilized.

Offset of deferred tax assets and liabilities

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their current tax assets and liabilities will be realized simultaneously.

22

Intercure Ltd.
Notes to the Consolidated Financial Statements

Note 2 - Significant Accounting Policies (Cont.)

Additional tax on dividend distribution

The Group may be required to pay additional tax if a dividend is distributed by Group companies. This additional tax was not included in the financial statements, since the policy of the Group companies is to not distribute a dividend which creates an additional tax liability for the recipient company in the foreseeable future. In cases where an investee company expects to distribute a dividend from profits involving additional tax for the Company, the Company creates a tax provision in respect of the additional tax it may be required to pay in respect of the dividend distribution.

Additional income taxes that arise from the distribution of dividends by the Company are recognized in profit or loss at the same time that the liability to pay the related dividend is recognized.

Inter-company transactions

Deferred tax in respect of inter-company transactions in the consolidated financial statements is recognized according to the tax rate applicable to the buying company.

L.	Employee benefits:

Post-employment benefit plans – defined contribution plan

The Group has a defined contribution plan in respect of the Company’s liability to pay the savings component of provident funds and in respect of those of its employees who are subject to Section 14 of the Severance Pay Law – 1963.

Defined contribution plans

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and has no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an expense in profit or loss in the periods during which related services are rendered by employees. Contributions to a defined contribution plan that are due more than 12 months after the end of the period in which the employees render the service are discounted to their present value.

M.	Financing income and expenses

Financing income comprises interest income on funds invested, dividend income, gains on changes in the fair value of financial assets at fair value through profit or loss, foreign currency gains, net gains on disposal of an investment in a debt instrument measured at fair value through other comprehensive income, gains on hedging instruments that are recognized in profit or loss and the reclassification of net gains and losses previously recognized in other comprehensive income on cash flow hedges of foreign currency and interest rate risks for borrowings.

23

Intercure Ltd.
Notes to the Consolidated Financial Statements

Note 2 - Significant Accounting Policies (Cont.)

Financing expenses comprise interest expense on borrowings, changes in time value of provisions and deferred consideration, changes in the fair value of contingent consideration from a business combination, changes in the fair value of financial assets at fair value through profit or loss, net losses on disposal of an investment in a debt instrument measured at fair value through other comprehensive income, impairment losses on financial assets (other than losses on impairment of trade receivables, other receivables and contract assets that are presented in a separate item) and losses on hedging instruments that are recognized in profit or loss.

Foreign currency gains and losses on financial assets and financial liabilities are reported on a net basis as either financing income or financing expenses depending on whether foreign currency movements are in a net gain or net loss position.

N.	Transactions with controlling shareholder

Assets and liabilities included in a transaction with a controlling shareholder are measured at fair value on the date of the transaction. As the transaction is on the equity level, the Company includes the difference between the fair value and the consideration from the transaction in its equity.

O.	Financial instruments:

1.	Financial assets

Financial assets are measured on the date of initial recognition at fair value plus transaction costs which are directly attributable to the acquisition of the financial asset, except in case of a financial asset measured at fair value through profit or loss, for which the transaction costs are carried to the statement of income.

The Company classifies and measures the debt instruments in its financial statements based on the following criteria:

(A)	The Company’s business model for the management of financial assets; and
(B)	The characteristics of the financial asset’s contractual cash flows.

Most of the Company’s financial assets are classified as Financial assets measured at fair value through profit or loss

24

Intercure Ltd.
Notes to the Consolidated Financial Statements

Note 2 - Significant Accounting Policies (Cont.)

2.	Impairment of financial assets

The Company evaluates, on each reporting date, the loss provision in respect of financial debt instruments which are not measured at fair value through profit or loss.

The Company distinguishes between two situations involving recognition of a loss provision.

A)	Debt instruments whose credit quality has not significantly deteriorated since the initial recognition date, or cases involving low credit risk - the loss provision which will be recognized in respect of that debt instrument will take into account expected credit loss during the 12 month period after the reporting date; or
B)	Debt instruments whose credit quality has significantly deteriorated since the initial recognition date, and cases involving credit risk which is not low - the loss provision which will be recognized will take into account expected credit losses throughout the instrument’s remaining lifetime.

The Company applies the expedient which was determined in the standard, according to which it assumes that a debt instrument’s credit risk has not significantly increased since the initial recognition date if it was determined, on the reporting date, that the instrument’s credit risk is low, for example, when the instrument has an external rating of “investment grade”.

Impairment in respect of debt instruments which are measured at amortized cost is carried to the statement of income against a provision, while impairment in respect of debt instruments which are measured at fair value through other comprehensive income is carried against a capital reserve, and does not reduce the carrying amount of the financial asset in the statement of financial position.

The Company has financial assets with short credit periods, such as trade receivables, to which it is entitled to apply the expedient specified in the model, i.e., the Company will measure the loss provision in an amount equal to the expected credit losses throughout the instrument’s entire lifetime. The Company chose to adopt the expedient in respect of those financial assets.

3.	Financial liabilities measured at amortized cost

On the date of initial recognition, the Company measures the financial liabilities at fair value less transaction costs which are directly attributable to the issuance of the financial liability. Following initial recognition, the Company measures all financial liabilities at amortized cost using the effective interest method, except for financial liabilities at fair value through profit or loss.

25

Intercure Ltd.
Notes to the Consolidated Financial Statements

Note 2 - Significant Accounting Policies (Cont.)

4.	Derecognition of financial liabilities

The Company derecognizes a financial liability when and only when it has been settled, canceled or has expired.

A financial liability is extinguished when the debtor has settled the liability by cash payment, through other financial assets, through goods or services, or has been legally released from the liability.

In case of changes to the terms of an existing financial liability, the Company evaluates whether the terms of the liability differ significantly from the current terms.

When a significant change is made to the terms of an existing financial liability, the change is treated as derecognition of the original liability, and recognition of the new liability. The difference between the aforementioned two liabilities in the financial statements is credited to the statement of income.

In case the change is immaterial, the Company updates the amount of the liability, by discounting the new cash flows using the original effective interest rate, while the differences are carried to the statement of loss and comprehensive loss.

When evaluating whether the case involves a significant change to the terms of an existing liability, the Company takes into account qualitative and quantitative considerations.

P.	Fair value measurement

Fair value is the price which would be received upon the sale of an asset, or the price which would be paid upon the transfer of a liability, in an ordinary transaction between market participants on the measurement date.

The measurement of fair value is based on the assumption that the transaction will be executed in the main market of the asset or liability in question, or in lieu of a main market, in the most advantageous market.

The fair value of an asset or liability is measured according to assumptions which market participants would use when pricing the asset or liability, assuming the market participants are working in favor of their own economic interests.

The Group uses valuation techniques as appropriate for the circumstances, and for which sufficient obtainable data exists in order to measure fair value, while maximizing the use of relevant observable inputs, and minimizing the use of unobservable inputs.

All assets and liabilities which are measured at fair value, or whose fair value was disclosed, are divided into categories in the fair value hierarchy, based on the lowest level of inputs which is significant to the measurement of fair value in its entirety:

26

Intercure Ltd.
Notes to the Consolidated Financial Statements

Note 2 - Significant Accounting Policies (Cont.)

Level	1: Quoted prices (without adjustments) in an active market of identical assets and liabilities.

Level	2: Inputs which are not quoted prices which are included in level 1, which are directly or indirectly observable.

Level	3: Inputs which are not based on observable market data, as described in Note 6 - Biological Assets. Investments in financial assets measured at fair value through profit or loss (investments in companies in the biomed sector) are mostly performed using the OPM valuation technique (without using market data), as described in Note 10.

Q.	Share-based payment

Employees and other service providers of the Company are entitled to benefits in the form of the Group’s equity-settled share-based payment plans.

The cost of equity-settled transactions with employees is measured according to the fair value of the equity instrument on the grant date. The fair value is established using a generally accepted options pricing model.

The cost of equity-settled transactions is recognized in the Consolidated Statements of Profit or Loss and Other Comprehensive Income along with the corresponding increase in equity over the period when the terms of performance and/or the service are fulfilled, and ends on the date when the relevant employees become entitled to the compensation (hereinafter: the “Vesting Period”). The cumulative expense which is recognized in respect of equity-settled transactions at the end of each reporting date until the vesting date reflects the rate of passage of the vesting period, and the Group’s best estimate of the number of equity instruments that will eventually vest. The expense or income in the statement of income reflects the change between the expense which accrued until the end of the reporting period, and that which accrued until the end of the previous period. When the Company makes changes to the terms of an equity-settled grant, an additional expense is recognized, beyond the original expense which was calculated in respect of the change, which increases the overall fair value of the compensation which is granted or which benefits the employee / other service provider, according to the fair value on the date of the change.

27

Intercure Ltd.
Notes to the Consolidated Financial Statements

Note 2 - Significant Accounting Policies (Cont.)

R.	Earnings (loss) per share

The Company calculated the amounts of basic earnings (loss) per share and diluted earnings (loss)per share in respect of the profit (loss) for the year which is attributable to holders of the Company’s ordinary shares.

Basic earnings (loss) per share is calculated by dividing the profit (loss) attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares that were outstanding during the year.

The weighted average of the number of shares which were used to calculate diluted earnings (loss) per share is the weighted average of the number of ordinary shares which was calculated for the purpose of basic earnings (loss)per share, plus the weighted average of the number of ordinary shares which would have been issued as a result of the conversion of all of the dilutive potential ordinary shares into ordinary shares. Dilutive potential ordinary shares are considered as if they had been converted to ordinary shares at the beginning of the period, or beginning on their issuance date, whichever is later. Potential ordinary shares are considered dilutive when their inclusion decreases the earnings per share from continuing operations, or increases the loss per share from continuing operations.

S.	Operating segments

Operating segments are reported according to the same basis of internal reports that are regularly reviewed by the Company’s Chief Operating Decision Maker, who is responsible for allocating resource to the Company’s operating segments, and assessing their performance. The Company has two operating segments: 1. Investments in the medical cannabis sector; 2. Investments in portfolio companies in the biomed sector.

T.	Leases

Determining whether an arrangement contains a lease

On the inception date of the lease, the Group determines whether the arrangement is a lease or contains a lease, while examining if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. In its assessment of whether an arrangement conveys the right to control the use of an identified asset, the Group assesses whether it has the following two rights throughout the lease term:

(a)	The right to obtain substantially all the economic benefits from use of the identified asset; and
(b)	The right to direct the identified asset’s use.

28

Intercure Ltd.
Notes to the Consolidated Financial Statements

Note 2 - Significant Accounting Policies (Cont.)

Leased assets and lease liabilities

Contracts that award the Group control over the use of a leased asset for a period of time in exchange for consideration, are accounted for as leases. Upon initial recognition, the Group recognizes a liability at the present value of the balance of future lease payments (these payments do not include certain variable lease payments), and concurrently recognizes a right-of-use asset at the same amount of the lease liability, adjusted for any prepaid or accrued lease payments, plus initial direct costs incurred in respect of the lease.

Since the interest rate implicit in the Group’s leases is not readily determinable, the incremental borrowing rate of the lessee is used. Subsequent to initial recognition, the right-of-use asset is accounted for using the cost model, and depreciated over the shorter of the lease term or useful life of the asset.

The Group has elected to apply the practical expedient by which short-term leases of up to one year and/or leases in which the underlying asset has a low value, are accounted for such that lease payments are recognized in profit or loss on a straight- line basis, over the lease term, without recognizing an asset and/or liability in the statement of financial position.

The lease term

The lease term is the non-cancellable period of the lease plus periods covered by an extension or termination option if it is reasonably certain that the lessee will or will not exercise the option, respectively.

Depreciation of right-of-use asset

After lease commencement, a right-of-use asset is measured on a cost basis less accumulated depreciation and accumulated impairment losses and is adjusted for re- measurements of the lease liability. Depreciation is calculated on a straight-line basis over the useful life or contractual lease period, whichever earlier, as follows:

☐ Buildings	5-10 years

Subleases

In leases where the Group subleases the underlying asset, the Group examines whether the sublease is a finance lease or operating lease with respect to the right-of- use received from the head lease. The Group examined the subleases existing on the date of initial application based on the remaining contractual terms at that date.

29

Intercure Ltd.
Notes to the Consolidated Financial Statements

U.	New standards, amendments to standards and interpretations not yet adopted

Standard/interpretation/		Effective date and
amendment	The requirements of the publication	transitional provisions	Effects
Amendment to IAS 12, Income Taxes: Deferred Tax related to Assets and Liabilities arising from a Single Transaction

The Amendment narrows the scope of the exemption from recognizing deferred taxes as a result of temporary differences created at the initial recognition of assets and/or liabilities, so that it does not apply to transactions that give rise to equal and offsetting temporary differences. As a result, companies will need to recognize a deferred tax asset or a deferred tax liability for these temporary differences at the initial recognition of transactions that give rise to equal and offsetting temporary differences, such as lease transactions and provisions for decommissioning and restoration.

The Amendment is effective for annual periods beginning on or after January 1, 2023, by amending the opening balance of the retained earnings or adjusting a different component of equity in the period the Amendment was first adopted. Earlier application is permitted.

Application of the Amendment did not have a material effect on the financial statements.

30

Intercure Ltd.
Notes to the Consolidated Financial Statements

Standard/interpretation/		Effective date and
amendment	The requirements of the publication	transitional provisions	Effects
Amendment to IAS 1, Presentation of Financial Statements: Classification of Liabilities as Current or Non- Current	The Amendment replaces certain requirements for classifying liabilities as current or non-current. Thus for example, according to the Amendment, a liability will be classified as non-current when the entity has the right to defer settlement for at least 12 months after the reporting period, and it “has substance” and is in existence at the end of the reporting period, this instead of the requirement that there be an “unconditional” right. According to the Amendment, a right is in existence at the reporting date only if the entity complies with conditions for deferring settlement at that date. Furthermore, the Amendment clarifies that the conversion option of a liability will affect its classification as current or non-current, other than when the conversion option is recognized as equity.

The Amendment is effective for reporting periods beginning on or after January 1, 2024 with earlier application being permitted. The Amendment is applicable retrospectively, including an amendment to comparative data.

The Group is examining the effects of the Amendment on the financial statements with no plans for early adoption

Amendment to IAS 1, Presentation of Financial Statements: “Disclosure of Accounting Policies.”

According to the amendment companies must provide disclosure of their material accounting policies rather than their significant accounting policies. Pursuant to the amendment, accounting policy information is material if, when considered with other information disclosed in the financial statements, it can be reasonably be expected to influence decisions that the users of the financial statements make on the basis of those financial statements.

The amendment to IAS 1 also clarifies that accounting policy information is expected to be material if, without it, the users of the financial statements would be unable to understand other material information in the financial statements. The amendment also clarifies that immaterial accounting policy information need not be disclosed.

		The amendment is applicable for reporting periods beginning on or after January 1, 2023. Earlier application is permitted	Application of the Amendment did not have a material effect on the financial statements.

31

Intercure Ltd.
Notes to the Consolidated Financial Statements

V.	Change in accounting policy, IAS 7

In September 2022, the Company elected to change the method of accounting for classification of interest paid in the statement of cash flows under investing activities. The Company has retrospectively amended the statement of cash flows for periods ending at 31 December 2021, and 31 December 2020, in order to reflect the effects of changes in the accounting policy to comparative periods.

Before the change in accounting policy, the Company classified interest paid in the statement of cash flows under operating activities. The Company believes classification of interest paid under investing activities in the statement of cash flows provides more relevant information to the users of its financial statements as it reflects better the essence of interest paid during the Company’s normal course of business.

(1)	Effect of the classification on the statements of cash flows:

	Year ended December 31, 2021
		Effect of change	As presented in
	As presented	in accounting	these financial
	in the past	policy	statements
	NIS thousands	NIS thousands	NIS thousands
Profit for the period	7,293	-	7,293
Interest paid	(5,116)	5,116	-
Taxes on income paid	(11,796)	-	(11,796)
Adjustments required to present cash flows from operating activities (A)	34,638	-	34,638
Net cash provided by (used in) operating activities	25,019	5,116	30,135
Net cash provided by financing activities	203,056	(5,116)	197,940

	Year ended December 31, 2020
		Effect of change	As presented in
	As presented	in accounting	these financial
	in the past	policy	statements
	NIS thousands	NIS thousands	NIS thousands
Loss for the period	(36,040)	-	(36,040)
Interest paid	(93)	93	-
Taxes on income paid	-	-	-
Adjustments required to present cash flows from operating activities (A)	43,936	-	-
Net cash provided by (used in) operating activities	7,803	93	7,896
Net cash provided by financing activities	25,289	(93)	25,196

32

Intercure Ltd.
Notes to the Consolidated Financial Statements

Note 2 - Significant Accounting Policies (Cont.)

W.	Immaterial adjustment of comparative data

Subsequent to release of the Company’s annual consolidated financial statements as of December 31,2021 and prior to the release date of the interim condensed consolidated financial as of March 30, 2022, an error was discovered in the accounting treatment of Non-controlling interests.

The Company examined the materiality of the error that was discovered in its financial statements with respect to the relevant reporting periods, and after examining the quantitative and qualitative parameters it reached the conclusion that the aforesaid error has no effect on how the users of the consolidated financial statements make economic decisions and/or analyze the aforesaid financial statements. Therefore, the error is not a material error that requires issuing revised consolidated financial statements of the Group.

Presented hereunder are the effects of the correction, which was included in the comparative data in these financial statements by marking the corrected items with “immaterial adjustment”.

(1)	Effect of the correction on the statement of financial position

	December 31, 2021
	As presented	Effect of	As presented in these financial
	in the past	correction	statements
	NIS thousands	NIS thousands	NIS thousands
Goodwill	258,070	10,221	268,291
Non-controlling interests	11,163	10,221	21,384

Note 3 - Significant Accounting Estimates and Approximations:

In the preparation of the financial statements, management is required to make use of estimates and assumptions which affect the implementation of the accounting policy and the reported amounts of assets, liabilities, income and expenses, regarding which there is a significant risk of the performance of significant adjustments to the carrying amounts of assets and liabilities during the next fiscal year.

Changes in accounting estimates are applied during the period when the estimate was changed.

In the process of applying the significant accounting policies in the financial statements, the Group exercised discretion and took into account considerations regarding the following matters, which have a significant impact on the amounts which were recognized in the financial statements:

Determination of the fair value of biological assets

The fair value of biological assets and the cost of inventory on the harvest date is determined based on the overall estimates of management (key assumptions - expected selling price according to the determined arrangements, completion and processing costs, percentage of mature plants), changes in assumptions used to measure fair value may affect the fair value of biological assets.

33

Intercure Ltd.
Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Estimates and Approximations: (Cont.)

Goodwill

For the purpose of determining whether impairment of goodwill has occurred, Company management estimates the value in use of cash-generating units to which goodwill has been allocated. For all the periods presented in these financial statements - The recoverable amount was estimated to be higher than the carrying amount of the unit, and no provision for impairment was required.

Note 4 - Cash and Cash Equivalents:

	December 31
	2022	2021
	NIS in thousands
Cash	192,351	193,214
Short term deposits	40,238	3,003
	232,589	196,217

The currencies in which balances of cash and cash equivalents are denominated, or to which they are linked, are:

	December 31
	2022	2021
	NIS in thousands
USD	17,302	72,497
NIS	215,287	123,720
Total cash and cash equivalents	232,589	196,217

Note 5 – Inventory:

Inventory is comprised of finished goods of dry packaged or rolled medical cannabis and cannabis oil, as well as the outputs of processing procedures, which include, inter alia, agricultural produce which has been transferred from biological assets, where the procedure of processing into finished goods has not yet been completed.

	December 31
	2022	2021
	NIS in thousands
Finished goods	50,140	39,256
Goods in process and dried inflorescence	69,993	23,057
Total inventory	120,133	62,313

34

Intercure Ltd.
Notes to the Consolidated Financial Statements

Note 6 - Biological Assets:

(1)	Fair value hierarchy

The table hereunder presents the biological assets that are measured at fair value, using a valuation method according to the fair value levels.

	December 31, 2022
	Level 1	Level 2	Level 3	Total
	NIS thousands	NIS thousands	NIS thousands	NIS thousands
Biological Assets	-	-	6,365	6,365

	December 31, 2021
	Level 1	Level 2	Level 3	Total
	NIS thousands	NIS thousands	NIS thousands	NIS thousands
Biological Assets	-	-	5,566	5,566

As stated in Note 2F above, the Company measures biological assets (level 3), which are mostly comprised of medical cannabis plants and agricultural produce, at fair value less selling costs up to the point of harvest. This value serves as the cost basis of inventory after the harvest.

The Company’s biological assets are primarily comprised of medical cannabis seedlings and medical cannabis. Presented below are the changes in biological assets during the reporting period:

	2022	2021
	NIS in thousands
Balance as of January 1	5,566	3,153
Costs of growing medical cannabis plants	79,131	24,556
Change in fair value less selling costs	13,054	6,574
Transfer to inventory	(91,386)	(28,717)
Balance as of December 31	6,365	5,566

35

Intercure Ltd.
Notes to the Consolidated Financial Statements

Note 6 - Biological Assets (Cont.):

Disclosure regarding assumptions which were used to estimate the net fair value of biological assets

A.	below are the main assumptions used:

	31/12/2022	31/12/2021
Net growing area (in thousands of square meters)	10.5	10.5
Estimate net yield as of the reporting date (tons) (1)	1.9	1.6
Estimated net selling price (NIS per gram) (2)	17.4	17.4
Estimated growing cycle length (in weeks) (3)	13	13
Estimated growing cycle completion rate (in percent) (4)	28%	29%
Proportion of plants which do not reach the harvesting stage (5)	3%	8%

(1)	According to the number of seedlings as of the end of the reporting period
(2)	According to the price range of the Company’s existing products as of the end of the reporting period
(3)	In accordance with the Company’s experience, and according to the strains which exist as of the reporting date
(4)	By planting date vs. growing cycle length
(5)	According to the final product net weight

B.	Below is a sensitivity analysis on the fair value of the biological assets (in NIS thousands) in respect of a 10% increase in each of the following variables:

	31/12/2022	31/12/2021
Average selling price	769	673
Proportion of oil products	18	50
Proportion of plants which do not reach the harvesting	(20)	(445)

Note 7 - Investments in Financial Assets Measured at Fair Value Through Profit or Loss:

As of December 31, 2022 and as of December 31, 2021, the Company holds 3,840,617 shares of XTL Biopharmaceuticals Ltd. (hereinafter: “XTL”), which constitute 0.70% of XTL’s issued and paid-up capital.

As of the end of the reporting period, the Controlling Shareholder holds 23.54% of XTL shares.

The fair value of these shares as of the end of the reporting period was based on the quoted share price (level 1) as XTL is a publicly traded company listed in the Nasdaq and Tel-Aviv stock exchange, see also Note 12B.

36

Intercure Ltd.
Notes to the Consolidated Financial Statements

Note 8 - Investment in Subsidiaries:

The Company has three main subsidiaries, all in the cannabis sector: Canndoc, which is wholly owned (100%), Pharmazone, which is wholly owned (100%) and Cannolam, which is held 50.1%.

A.	Acquisition of 50.1% stake in shares of Cannolam:

On May 14, 2020, the Company’s board of directors approved the engagement in a series of agreements for the acquisition of a 50.1% stake in the shares of Cannolam Ltd.

The Company allocated to some of the shareholders of Cannolam Ltd. (in a private allocation) 1,788,962 shares, which constituted approximately 1.62% of the Company’s issued and paid-up capital (1.41% fully diluted), in consideration of 21.9% of the shares of Cannolam Ltd.

Cannolam Ltd. will also be given rights to agricultural produce which will be grown in Canndoc’s (current or future facilities, including providing the right to grow on land for which Canndoc has rights of use, or alternative land in which no less than NIS 10,200 thousand has been invested, in consideration of the allocation of 28.2% of Cannolam shares, such that the Company will cumulatively hold 50.1% of Cannolam shares.

The Cannolam acquisition transaction was completed on July 1, 2020, and accordingly, its operating results were consolidated for the first time beginning on that date.

1.	Presented below is the fair value, as of the acquisition date, of the transferred consideration:

NIS in thousands
Issuance of 1,788,962 ordinary shares of the Company (A)	6,904
Rights to agricultural produce	10,200
Shareholder’s loan	(600)
Non-controlling interests	15,655
32,159

(A) The fair value of the ordinary shares which were issued as part of the consideration of the business combination was determined based on the closing price of the Company’s stock on the Tel Aviv Stock Exchange on July 1, 2020.

37

Intercure Ltd.
Notes to the Consolidated Financial Statements

Note 8 - Investment in Subsidiaries: (Cont.)

2.	Net cash flow in the acquisition

NIS in thousands
Consideration paid in cash	-
Less - acquired cash and cash equivalents	387
Total	387

3.	Amounts recognized on the acquisition date in respect of assets and liabilities:

NIS in thousands
Cash and cash equivalents	387
Trade and other receivables	1,790
Rights to agricultural produce	10,200
Inventory	237
Property, plant and equipment and right-of-use asset	3,204
Financial liabilities	(2,462)
Loan from non-controlling interest	(1,296)
Lease liability	(2,039)
Total identifiable net assets	10,021
22,138

4.	Goodwill

The cost of the business combination embedded payment in respect of the control premium for the acquisition of Cannolam. Additionally, the consideration which was paid in the business combination included amounts associated with the expected benefits from synergy (collaboration), growth in revenue, and future developments in Cannolam’s operating market. These benefits are not recognized separately from goodwill, since the future economic benefits which are expected to arise from them are not reliably measurable. All of the above led to the recognition of goodwill in the amount of NIS 22,138 thousand.

5.	Non-controlling interests

The total sum of non-controlling interests in Cannolam Ltd. (49.9%) which was recognized on the acquisition date is NIS 15,655 thousand. The non-controlling interests were estimated based on their fair value.

6.	Impact of the acquisition on the Company’s results

Total revenue in the six month period ended December 31, 2020 includes approximately NIS 11,160 thousand which is attributable to Cannolam Ltd.

Additionally, total comprehensive loss for the six month period ended December 31, 2020 includes profit of approximately NIS 2,187 thousand which is attributable to Cannolam Ltd.

Had the acquisition taken place at the beginning of the twelve month period ended December 31, 2020, the Group’s total revenue would have amounted to approximately NIS 72,119 thousand, and the Company’s losses would have amounted to approximately NIS 36,218 thousand.

38

Intercure Ltd.
Notes to the Consolidated Financial Statements

Note 8 - Investment in Subsidiaries: (Cont.)

B.	Subsidiaries - Other Acquisitions

Acquisitions in 2021

Details in respect of subsidiaries

A.	In January 2021, the Company engaged, through Cannolam, in an agreement to purchase pharmacies located in Ashdod and Herzliya.
B.	In March 2021, the Company acquired, through Cannolam, four pharmacies located in Dimona (51%), Tel Aviv (100%), Kfar Hasidim (100%) and Ashdod (51%).
C.	On May 18, 2021, the Company acquired 100% of “Pharmazone” trading house, “Doron” pharmacy and “Ahuza” pharmacy located in Raanana.
D.	On June 3, 2021, the Company acquired, through Cannolam, 51% of “Kineret” - pharmacy located in Kfar Saba.
E.	On July 6, 2021, the Company engaged in an agreement to purchase, through Cannolam, “Green-Zone” – pharmacy located in Yokneam.
F.	On July 6, 2021, the Company engaged in an agreement to purchase “Green-Log” - wholesaler located in Yokneam.
G.	On August 5, 2021, the Company engaged in an agreement to purchase “My Club” pharmacy located in Em Haderech.
H.	On August 8, 2021, the Company engaged in an agreement to purchase 51% of “Club Pharm Shely” pharmacy located in Binyamina.
I.	On August 11, 2021, the company engaged in an agreement to purchase 3 pharmacies (“Max Pharm Rishon”, “Max Pharm Holon” and another one in Petah Tikva) and consulting center from Cannomed Medical Cannabis Industries Ltd. All of the pharmacies acquired are licensed to sell medical cannabis. Petah Tikva pharmacy is in the process of getting licensed.
J.	On October 20, 2021, the company engaged in an agreement to purchase 51% of “Maayan Haim” pharmacy located in Bet Dagan which has a license to sell Medical cannabis.

Measurement of fair values

Presented hereunder is information regarding the techniques the Group used to measure the fair value of the assets and liabilities recognized as a result of the business combination:

A.	Contingent consideration in business combination

See Note 2 on financial instruments regarding measurement of the fair value of contingent consideration in a business combination. The Group has recognized NIS 18,668 thousand of contingent considerations, of which NIS 9,613 thousand were regarded as provisional.

New information was obtained within one year from the acquisition date about facts and circumstances that had existed at the acquisition date. Therefore, the Company adjusted the relevant amounts that were recognized at the time of the acquisition. The adjustment did not have a material effect on the financial statements.

39

Intercure Ltd.
Notes to the Consolidated Financial Statements

Note 8 - Investment in Subsidiaries: (Cont.)

B.	Presented below is the fair value, as of the acquisition’s date, of the transferred consideration:

NIS in thousands
Consideration paid in cash	24,304
Payable in respect of shares	17,376
Deferred consideration in cash	9,862
Contingent consideration	18,668
Non-controlling interests	1,178
71,388

C.	Net cash flow in the acquisition

NIS in thousands
Consideration paid in cash	(24,304)
Less - acquired cash and cash equivalents	5,210
Total	(19,094)

D.	Amounts recognized on the acquisition date in respect of assets and liabilities:

NIS in thousands
Cash and cash equivalents	5,210
Restricted cash	586
Trade and other receivables	20,452
Deferred tax assets	1,056
Inventory	22,788
Property, plant and equipment and right-of-use asset	6,267
Goodwill	329
Short term loans	(699)
Current maturities	(93)
Trade and other payable	(50,670)
Financial liabilities	(3,583)
Loan from non-controlling interest	(5,119)
Liabilities in respect of employee benefits	(383)
Lease liability	(2,650)
Total identifiable net assets	(6,509)

E.	Goodwill

The cost of the business combination embedded payment in respect of the control premium for the acquisition of The Subsidiaries. Additionally, the consideration which was paid in the business combination included amounts associated with the expected benefits from synergy (collaboration), growth in revenue, and future developments in the Subsidiaries operating market. These benefits are not recognized separately from goodwill, since the future economic benefits which are expected to arise from them are not reliably measurable. All of the above led to the recognition of goodwill in the amount of NIS 67,690 thousand.

40

Intercure Ltd.
Notes to the Consolidated Financial Statements

Note 8 - Investment in Subsidiaries: (Cont.)

The goodwill is attributable mainly to the skills and technical talent of the acquiree’s work force, and the synergies expected to be achieved from integrating the company into the group’s existing regular business.

F.	Non-controlling interests

The total sum of non-controlling interests in the Subsidiaries which was recognized on the acquisitions date is NIS 9,043 thousand. The non-controlling interests were measured based on their proportionate interest in the identifiable net assets and liabilities of the acquiree.

G.	Impact of the acquisition on the Company’s results

Total revenue for the consolidation period ended December 31, 2021 includes approximately NIS 54,609 thousand which is attributable to the Subsidiaries acquired.

Additionally, total comprehensive profit for the consolidation period ended December 31, 2021 includes profit of approximately NIS 3,153 thousand which is attributable to Subsidiaries acquired.

Had the acquisition taken place at the beginning of the twelve-month period ended December 31, 2021, the total revenue of the acquired subsidiaries would have been NIS 162,164 thousand, and the acquired subsidiaries loss would have NIS 3,068 thousand.

Acquisition-related costs

The group incurred acquisition-related costs of nis 356 thousand related to legal fees and due diligence costs. these costs have been included in other expenses in the statement of income.

Acquisitions in 2022

Details in respect of subsidiaries

A.	On January 19, 2022, the Company engaged in an agreement to purchase 51% of “Orni” pharmacy located in Tel Aviv.
B.	On February 5, 2022, the Company engaged in an agreement to purchase 100% of “Maayan Haim” pharmacy located in Ashdod.
C.	On April 24, 2022, the Company engaged in an agreement to purchase 51% of “Amidar” pharmacy located in Naharia.
D.	On July 27, 2022, the Company engaged in an agreement to purchase 51% of “Refua Center” pharmacy located in Bnei Brak.
E.	In October 2022, the Company purchase 51% of “Amirim Pharm” pharmacy located in Hadera.

41

Intercure Ltd.
Notes to the Consolidated Financial Statements

Note 8 - Investment in Subsidiaries: (Cont.)

Measurement of fair values

Presented hereunder is information regarding the techniques the Group used to measure the fair value of the assets and liabilities recognized as a result of the business combination:

A.	Contingent consideration in business combination

See Note 2 on financial instruments regarding measurement of the fair value of contingent consideration in a business combination. As of December 31, 2022 the Group has NIS10,185 thousand of contingent considerations.

If new information is obtained within one year from the acquisition date about facts and circumstances that existed at the acquisition date, the Group will retrospectively adjust the relevant amounts that were recognized at the time of the acquisition.

B.	Presented below is the fair value, as of the acquisitions dates, of the transferred consideration:

NIS in thousands
Consideration paid in cash	-
Deferred consideration in cash	4,352
Contingent consideration	10,185
Non-controlling interests	(142)
14,395

C.	Net cash flow in the acquisition

NIS in thousands
Consideration paid in cash	-
Less - acquired cash and cash equivalents	1,560
Total	1,560

D.	Amounts recognized on the acquisition date in respect of assets and liabilities:

NIS in thousands
Cash and cash equivalents	1,560
Restricted cash	196
Financial assets measured at fair value through profit or loss	47
Trade and other receivables	1,936
Inventory	2,631
Property, plant and equipment and right-of-use asset	1,934
Goodwill	150
Overdraft	(1,170)
Current maturities	(75)
Trade and other payable	(7,524)
Financial liabilities	(3,237)
Loan to non-controlling interest	2,598
Liabilities in respect of employee benefits	(383)
Total identifiable net assets	(1,337)

42

Intercure Ltd.
Notes to the Consolidated Financial Statements

Note 8 - Investment in Subsidiaries: (Cont.)

E.	Goodwill

The cost of the business combination embedded payment in respect of the control premium for the acquisition of The Subsidiaries. Additionally, the consideration which was paid in the business combination included amounts associated with the expected benefits from synergy (collaboration), growth in revenue, and future developments in the Subsidiaries operating market. These benefits are not recognized separately from goodwill, since the future economic benefits which are expected to arise from them are not reliably measurable. All of the above led to the recognition of goodwill in the amount of NIS 15,882 thousand.

The goodwill is attributable mainly to the skills and technical talent of the acquiree’s work force, and the synergies expected to be achieved from integrating the company into the group’s existing regular business.

F.	Non-controlling interests

The total sum of non-controlling interests in the Subsidiaries which was recognized on the acquisitions date is NIS 142 thousand. The non-controlling interests were measured based on their proportionate interest in the identifiable net assets and liabilities of the acquiree.

G.	Impact of the acquisition on the Company’s results

Total revenue for the consolidation period ended December 31, 2022 includes approximately NIS 22,460 thousand which is attributable to the Subsidiaries acquired.

Additionally, total comprehensive profit for the consolidation period ended December 31, 2022 includes profit of approximately NIS 378 thousand which is attributable to Subsidiaries acquired.

Had the acquisition taken place at the beginning of the twelve-month period ended December 31, 2022, the total revenue of the acquired subsidiaries would have been NIS 34,876 thousand.

Acquisition-related costs

The group incurred acquisition-related costs of NIS 625 thousand related to legal fees and due diligence costs. These costs have been included in other expenses in the statement of income.

C.	Investment in associate

On December 19, 2022, the Company entered into a partnership agreement with Praetorian Global, Inc. the parent company of the cannabis brand, “Binske” to grant InterCure an exclusive right to cultivate, manufacture, market, and distribute Binske-branded products in major global pharmaceutical markets including Israel, Germany, Australia, UK and others. On December 30, 2022, the Company engaged in an agreement to with a Business partner to establish a 50/50 partnership in order to produce the Binske products, the agreement included an investment by each partner of up to NIS 40 million. The Company invested in the partnership by providing it inventory of NIS 20 million and it has also provided the partnership a loan of NIS 20 million. The loan bears annual interest, calculated annually, according to the minimum interest rate prescribed in section 3J of the Israeli Income Tax Ordinance (2.42% in 2022). The loan principal, plus the loan interest. The loan term is 7.5 years.

43

Intercure Ltd.
Notes to the Consolidated Financial Statements

Note 9 - Property, Plant and Equipment and right of use assets:

2022

	Computers		Machinery	Buildings
	and office	Right-of-	and	and
	equipment	use asset	equipment	greenhouses	Total
	NIS in thousands
Cost
Balance as of January 1, 2022	3,961	27,115	8,123	58,798	97,997

Acquisitions as part of business combination	165	-	22	1,747	1,934
Additions during the year	2,687	6,655	7,460	9,587	26,389
Balance as of December 31, 2022	6,813	33,770	15,605	70,132	126,320

Less accumulated depreciation
Balance as of January 1, 2022	729	3,146	1,358	6,255	11,488
Additions during the year	761	4,218	1,773	4,947	11,699
Balance as of December 31, 2022	1,490	7,364	3,131	11,202	23,187

Property, plant and equipment, net, as of December 31, 2022	5,323	26,406	12,474	58,930	103,133

2021

	Computers		Machinery	Buildings
	and office	Right-of-	and	and
	equipment	use asset	equipment	greenhouses	Total
	NIS in thousands
Cost
Balance as of January 1, 2021	904	4,996	3,391	48,274	57,565

Acquisitions as part of business combination	1,230	2,660	341	2,036	6,267
Additions during the year	1,827	19,459	4,391	8,488	34,165
Balance as of December 31, 2021	3,961	27,115	8,123	58,798	97,997

Less accumulated depreciation
Balance as of January 1, 2021	160	869	527	2,539	4,095

Additions during the year	569	2,277	831	3,716	7,393
Balance as of December 31, 2021	729	3,146	1,358	6,255	11,488

Property, plant and equipment, net, as of December 31, 2021	3,232	23,969	6,765	52,543	86,509

44

Intercure Ltd.
Notes to the Consolidated Financial Statements

Note 10 - Investment in Assets Measured at Fair Value through Profit or Loss:

The Company’s investments in biomed companies are revalued at fair value through profit and loss. The fair value is determined according to valuations, which are mostly performed using the OPM method.

	December 31
	2022	2021
	NIS in thousands
Fair value of the investment in Regenera (A)	-	-
Fair value of the investment in Fore (B)	1,600	1,600
Fair value of the investment in Cavnox (C)	965	965
	2,565	2,565

A.	Regenera Pharma Ltd (“Regenera”)

In 2015, the Company signed an investment agreement with Regenera Pharma Ltd. (hereinafter: “Regenera”), an Israeli private company in the biomed sector, which is engaged in the research and development of innovative treatment methods for tissue restoration in the human body.

On April 30, 2020, the Company’s board of directors discussed a notice which was received from Regenera, in which it was stated that in light of weak clinical results from an optic nerve trial, and an adjustment to the trial protocol, Regenera intends to raise a total of approximately USD 3 million, according to a value which is significantly lower than the valuation as of December 31, 2019, as part of a private allocation including rights.

The Company chose not to participate in the rights issue, and accordingly, on May 18, 2020, the Company was informed that Regenera had completed the raising through a private allocation to some of the current shareholders, whereby in Stage A the investors provided a total of approximately USD 1.3 million, and subject to the achievement of milestones, the investors will provide an additional total of approximately USD 2 million (hereinafter: the “Additional Raising Rounds”). The milestones are linked to the adjustment of the outline of the optic nerve clinical trial, and include, inter alia, receipt of FDA approval for the updated trial outline, and reaching “first patient in” status.

As a result the completion of the raising, the Company’s stake in Regenera was diluted from 11.76% to 9.33%. Subject to the completion of the remaining capital raising rounds, the Company’s stake will be diluted to a rate of 7.85%.

On September 29, 2020, the Company was informed that Regenera’s board of directors had resolved to discontinue Regenera’s activity. In light of the information which the Company received, the Company wrote off the value of its stake in Regenera.

45

Intercure Ltd.
Notes to the Consolidated Financial Statements

Note 10 - Investment in Assets Measured at Fair Value through Profit or Loss: (Cont.)

B.	F.O.R.E Biotherapeutics Ltd. (“Fore”)

In 2015 the Company signed an investment agreement together with the PontifaVenture Capital and additional investors, for an investment in F.O.R.E Biotherapeutics Ltd. (formerly known as NovellusDX Ltd.) (hereinafter: the “Agreement” and “Fore”).

Fore is developing an innovative technology which is intended to significantly improve the results of treatment of patients suffering from various types of cancer, using designated biological drugs (hereinafter: the “Product”).

In September 2020, a capital raising round of approximately USD 56 million was completed. The Company undertook to provide a total of approximately USD 500 thousand, in three milestones. As of December 31, 2021, and 2020 the Company has invested a total of approximately USD 88 and USD 181 thousand, respectively.

Following the raising, the Company’s stake in Fore as of December 31, 2021 was 0.72% and the total investment amounts to NIS 1,600 thousand.

In October 2022, Fore has initiated an investment round. If the Company chooses not to participate it will be diluted from 0.44% to 0.10% on a fully diluted basis.

As of December 31, 2022, the Company’s stake in Fore is approximately 0.52% of capital, undiluted (assuming conversion to ordinary shares), and approximately 0.44%, fully diluted.

C.	Cavnox Ltd. (“Cavnox”)

In October 2021, the Company signed an investment agreement with Cavnox Ltd. (hereinafter: “Cavnox”), a private Israeli company that was established on the basis of knowledge developed at the Technion Institute for Research and Development Ltd. which relates to cannabis-based treatment for various types of cancer.

Cavnox plans to operate in two parallel clinical channels:

1.	The first and immediate clinical channel is the medical cannabis route in Israel on the extraction of a cannabis strain that includes within it the molecules relevant to the treatment of the selected indication. Cavnox is currently advancing in the construction of the clinical trial in this channel for the treatment of chronic lymphocytic leukemia (CLL) with a mutation in the Notch gene.
2.	The second clinical channel is a pharmaceutical route which Cavnox will not use a cannabis strain extract that contains the relevant molecules but will develop a dedicated formulation that includes only the relevant molecules when Cavnox intends to use synthesized molecules as is customary in the pharma worlds.

The Company invested in Cavnox a total of USD 300 thousand in return for a convertible loan which will be converted to shares of Cavnox in the next qualified financing round of Cavnox.

46

Intercure Ltd.
Notes to the Consolidated Financial Statements

Note 11 - Receivables and Payables

A.	Trade receivables:

	December 31
	2022	2021
	NIS in thousands
Open accounts *	34,841	14,532
Credit cards receivable	3,725	3,788
Provision for discount	(753)	-
Provision for doubtful debts	(894)	(913)
	36,919	17,407

* For additional information, please see Note 12A(2) regarding factoring.

B.	Other receivables:

	December 31
	2022	2021
	NIS in thousands
Institutions	6,384	2,535
Prepaid expenses	3,132	4,979
Prepayments to suppliers	1,212	8,140
Loans to non-related parties, net (A)	64,352	4,680
Receivables revenue	3,840	1,187
Related parties	16,087	-
Others	2,368	11,723
	97,375	33,244

(A) The balance as of December 31, 2022, is comprised mainly of debts and loans provided to non-related parties as part of mergers and acquisitions processes which did not materialize and were not completed, net of respective provision for impairment. Debts and loans of approximately NIS 46 million includes Better transaction (see Note 16E), SPAC transaction (see Note 1B(1)) and 3 additional transactions (uncompleted acquisition processes) which are in dispute. The Company examined the total debts and loans, including its collaterals, other guarantees and its legal stand and recorded a provision for an impairment in a total amount of NIS 12 million, see also other expenses in Note 18D. The balance also includes a loan in the amount of NIS 21 million provided to a business partner which will be repaid in four instalments during the next 12 months.

Balance before provision for impairment	76,081
Provision for impairment	(11,729)
Balance after provision for impairment	64,352

C.	Other payables:

	December 31
	2022	2021
	NIS in thousands
Accrued expenses	3,857	5,959
Institutions	21,236	*2,706
Payroll and related liabilities	6,732	*5,243
Deferred revenues	8,060	2,901
Short term Lease liability	4,349	3,307
Advanced payments	66	3,990
Deferred consideration due to acquisitions	4,080	9,862
Others	17	*7,082
	48,397	41,050

*Reclassified

47

Intercure Ltd.
Notes to the Consolidated Financial Statements

Note 12 - Financial Instruments and Management of Financial Risks:

A.	Financial risk factors

The Company’s activity exposes it to various financial risks, such as market risks (foreign currency risk, interest rate risk and price risk), credit risk and liquidity risk. The Company’s overall risk management plan focuses on activities to minimize possible negative effects on the Company’s financial performance.

1)	Market risks:

A.	Foreign currency risk

The carrying amounts of the Group’s financial assets and liabilities which are denominated in foreign currency are as follows:

	Assets		Liabilities
	As of December 31		As of December 31
	2022	2021	2022	2021
	NIS in thousands	NIS in thousands	NIS in thousands	NIS in thousands
Cash - USD	17,302	72,497	-	-
Investment in Fore - USD	1,600	1,600	-	-
Investment in Cavnox - USD	965	965	-	-
Other receivables - USD	2,899	7,464	-	-

B.	Price risk

The Company has invested in marketable shares listed on a stock exchange (XTL), which are classified as financial assets in respect of which the Group is exposed to risk due to volatility in the security’s price, which is determined based on market prices on the Stock Exchange. The balance of these investments in the financial statements as of December 31, 2022 is NIS 157 thousand.

2)	Credit risk

Cash and cash equivalents:

Credit risk arises in respect of cash and cash equivalents. The Company engaged with banking corporations which have been given minimum independent ratings of AA.

Customer debt:

The terms of customer credit are up to end of month + 90 days. The Company’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. The Company evaluates provisions for doubtful debts on a case by case basis. The Company has a factoring agreement in respect of customer debt with a leading bank in Israel and other financing institutions. In accordance with the agreement, as of the reporting date, the Company assigned, through absolute assignment by way of sale, customer debt in the amount of approximately NIS 56 million with an estimate annual interest of 7%.

48

Intercure Ltd.
Notes to the Consolidated Financial Statements

Note 12 - Financial Instruments and Management of Financial Risks: (Cont.)

3)	Liquidity risk:

The Company evaluates the risk of cash shortage using monthly budgets.

The following table presents the repayment periods of the Group’s financial liabilities, in accordance with their contractual terms, by undiscounted amounts (including payments in respect of interest):

As of December 31, 2022:

	Up to one	One year
	year	or more	Total
	NIS in thousands
Credit from banking corporations **	126,935	99,684	226,619
Trade payables and other payables	174,463	-	174,463
Lease liability (1)	4,349	23,102	27,451
Short term loan from related party (Note 13B)	1,090	-	1,090
	306,837	122,786	429,623

As of December 31, 2021:

	Up to one	One year
	year	or more	Total
	NIS in thousands
Credit from banking corporations **	70,561	11,877	82,436
Trade payables and other payables	102,217	-	102,217
Lease liability (1)	3,307	21,371	24,678
Short term loan from related party (Note 13B)	173	1,625	1,798
	176,258	34,872	211,129

** The Company is in compliance with the required financial covenants. Therefore, the liabilities are presented under non-current liabilities

(1) The company has lease agreements for the company’s offices in Herzliya and for the pharmacies located throughout Israel.

The term of the lease agreements ends between 2025 - 2036, depending on the location.

D.	Change in interest curves and inflation expectations

As from 2021 inflation rates in Israel and the world have been rising – in 2021 the rate of change in the Consumer Price Index in Israel increased, an increase that continued also in 2022. Along with the worldwide rise in prices, central banks around the world decided to raise interest rates with the aim of curbing rising prices. The changes in interest rates had some effect on items in the financial statements as the company has loans of NIS 227 million and rise in interest will increase the company’s finance expanses. The changes in Price Index in Israel had minor effect on items in the financial statements.

49

Intercure Ltd.
Notes to the Consolidated Financial Statements

Note 12 - Financial Instruments and Management of Financial Risks: (Cont.)

B.	Disclosure of fair value

The following table presents the Company’s financial assets and financial liabilities which are measured at fair value as of December 31, 2022:

	Level 1	Level 2	Level 3	Total
	NIS in thousands
Assets:
Financial assets measured at fair value through profit or loss:
Investments in investees	48	-	2,565	2,613
Investment in XTL stocks	157	-	-	157
Total assets	205	-	2,565	2,770

The following table presents the Company’s financial assets and financial liabilities which are measured at fair value as of December 31, 2021:

	Level 1	Level 2	Level 3	Total
	NIS in thousands
Assets:
Financial assets measured at fair value through profit or loss:
Investments in investees	-	-	2,565	2,565
Investment in XTL stocks	330	-	-	330
Total assets	330	-	2,565	2,895

Financial assets

The Company has investments in investees measured at fair value through profit or loss. The fair value of the investments in these investees as of December 31, 2022 amounted to a total of NIS 2,770 thousand, in accordance with a valuation which was received from an external valuator (level 3) or quoted marked price (level 1). For additional information see Note 10 above.

In accordance with the valuation of the investment, the fair value of shares was estimated according to the Monte Carlo method. This method is used to model the probability of different outcomes in a process that cannot easily be predicted due to the intervention of random variables.

For details regarding the fair value of the investment in XTL shares, see Note 7 above.

50

Intercure Ltd.
Notes to the Consolidated Financial Statements

Note 12 - Financial Instruments and Management of Financial Risks: (Cont.)

Changes in financial instruments whose fair value measurement was classified at level 3:

	Financial assets measured at fair value through profit or loss in
	2022	2021
	NIS in thousands
Opening balance	2,565	3,141
Investment (sale) of assets measured at fair value through profit or loss	-	1,246
Loss which was recognized in the statement of income	-	(1,822)
Closing balance	2,565	2,565

C.	Sensitivity analysis to changes in market factors:

The following table specifies the sensitivity to an increase or decrease of 1.5% in the relevant exchange rate. This metric represents the estimate of management regarding reasonably possible changes to the exchange rate. The sensitivity analysis includes current balances of monetary items denominated in foreign currency, and adjusts the translation thereof at the end of the period to a change of 1.5% in foreign currency rates.

Impact of the USD
As of December 31
2022
NIS in thousands
Profit or loss	417

Sensitivity tests and main assumptions

The selected changes to the relevant risk variables, as presented in Note 10, were determined in accordance with the estimates of management regarding reasonably possible changes to those risk variables.

The Company performed sensitivity tests to main market risk factors which could affect the reported operating results or financial position. The sensitivity tests present profit or loss and/or the change in capital (before tax) for each financial instrument in respect of the relevant risk variable which was chosen for it, as of each reporting date. The evaluation of risk factors was performed based on the significance of the exposure of the operating results or financial position in respect of each risk factor, with reference to the functional currency, and assuming that all other variables remain unchanged.

The risk tests in respect of marketable investments for which quoted market prices (stock exchange prices) are available were based on possible changes in those market prices.

51

Intercure Ltd.
Notes to the Consolidated Financial Statements

Note 13 - Transactions with Related Parties:

A.	Loans from controlling shareholder

On December 23, 2015, the Company entered into an agreement with Mr. Alexander Rabinovitch, the Company’s controlling shareholder, under which Mr. Rabinovitch undertook to provide to the Company, independently or through a company under his control, a total amount of USD 1.25 million, as a loan or guarantee, according to the Company’s exclusive discretion. As part of the foregoing engagement and at the Company’s request, Mr. Rabinovitch provided to the Company loans in a total amount of USD 1.25 million in 2016 and 2017.

On June 24, 2018, the Company reported an agreement for the acquisition of Canndoc shares. The acquisition was financed by the provision of a credit facility, which was provided to the Company by the Company’s controlling shareholder. The consideration in the amount of NIS 9,000 thousand which was given to the Company was in respect of a loan with a fair value of NIS 7,786 thousand and a total of NIS 1,214 thousand in respect of 8,570,000 options.

The par value of the loan bears annual interest in NIS, calculated annually, according to the minimum interest rate prescribed in section 3J of the Israeli Income Tax Ordinance (2.61% in 2018).

The shareholder’s loans were fully repaid on October 22, 2020.

B.	Loans from related party

Following the acquisition of Canndoc and the appointment of Mr. Avner Barak as a director in the Company, a loan of Mr. Avner Barak to Canndoc in the amount of NIS 718 thousand was recorded in the Company’s financial statements. The loan principal bears annual interest in NIS, calculated annually, according to the minimum interest rate prescribed in section 3J of the Israeli Income Tax Ordinance (2.62% in 2020). The loan will be repaid in equal monthly installments (principal and interest) in the amount of NIS 15 thousand, until the final repayment in May 2023. The Group recognized a capital reserve in the amount of NIS 17 thousand in respect of the interest benefit. During the year, interest expenses were recorded in the Company’s financial statements in the amount of NIS 7 thousand in respect of this loan. The balance of the loan as of December 31, 2022 is NIS 76 thousand.

Cannolam and other acquisitions has a loan to shareholders that were as of the date of acquisition, the balance of the loan as of December 31, 2022 is NIS 1,014 thousand. The loan principal bears annual interest in NIS, calculated annually, according to the minimum interest rate prescribed in section 3J of the Israeli Income Tax Ordinance (2.42% in 2022).

52

Intercure Ltd.
Notes to the Consolidated Financial Statements

Note 14 - Lease liability:

Maturity analysis of the Group’s lease liabilities

December 31,
2022
NIS thousands

Less than one year	4,349
One to five years	13,273
More than five years	9,829

Total	27,451

Current maturities of lease liability	4,349

Long-term lease liability	23,102

Payments of lease liabilities	4,603

Amounts recognized in profit or loss

	2022	2021	2020
	NIS thousands	NIS thousands	NIS thousands

Interest expenses on lease liability	719	480	64
Variable lease payments not included in the measurement of the lease liability	988	2,574	546
	1,707	3,054	610

53

Intercure Ltd.
Notes to the Consolidated Financial Statements

Note 15 - Taxes on Income:

A.	Tax rates applicable to the Company

The corporate tax rate has been 23% since 2018.

B.	Tax assessments

In accordance with the agreement with the tax authorities, the Company has tax assessments that are considered as final up to and including the tax year 2021.

C.	Carryforward tax losses and other temporary differences

The Company has business losses and capital losses for tax purposes which are carried forward to future years and which amount to, as of December 31, 2022, a total of approximately NIS 105,638 thousand.

D.	Deferred taxes

The Company recorded deferred tax in the amount of NIS 92,141 thousand in respect of the balance of carryforward loss.

(1)	Recognized deferred tax assets and liabilities

Deferred taxes are calculated according to the tax rate anticipated to be in effect on the date of reversal as stated above.

The movement in deferred tax assets and liabilities is attributable to the following items:

Balance of deferred tax asset
(liability) as at January 1, 2022	3,020
Changes recognized in biological assets	(184)
Changes recognized in carryforward tax losses	17,678
Other changes	121
Balance of deferred tax asset
(liability) as at December 31, 2022	20,635

E.	Current taxes

The Company recorded a provision for current taxes in the amount of NIS 17,708 thousand.

F.	Taxes on income which are included in the statements of profit or loss. For the year ended December 31

	2022	2021	2020
	NIS in thousands	NIS in thousands	NIS in thousands
Current tax expense	17,708	10,467	636
Deferred tax (income)	(17,615)	974	(2,904)
Total tax (benefit) expense	93	11,441	(2,268)

54

Intercure Ltd.
Notes to the Consolidated Financial Statements

Note 15 - Taxes on Income: (Cont.)

G.	A reconciliation between the theoretical tax on earnings before income and tax expenses for the year ended December 31

	2022	2021	2020
	NIS in thousands
Loss (Profit) before taxes on income	(43,841)	(18,734)	38,308
tax rate	23%	23%	23%
Total tax benefit (expense) at applicable tax rate	(10,084)	(4,309)	8,811
Nondeductible expenses	(2,999)	(419)	(8,555)
Nondeductible Share-based payment	(2,049)	(1,484)	(2,302)
Creation of deferred taxes for tax losses from previous years for which deferred taxes were not created in the past	12,837	(2,709)	(217)
Change in temporary differences for which deferred taxes are not recognized	(1,075)
Other permanent differences	3,277	(2,520)	(5)
Income tax benefit (expense)	(93)	(11,441)	2,268

Note 16 - Commitments, Charges and Contingent Liabilities

A.	Loan from the Company’s controlling shareholder See Note 13 above.

B.	Engagements

1.	Canndoc has an advanced propagation and growing facility which is located in Kibbutz Beit HaEmek, in which it develops and grows a wide variety of unique strains of medical cannabis (hereinafter: the “Northern Facility”). As of the reporting date, the northern facility is spread over an area of approximately 5 dunams, whereby Canndoc has the right of first refusal regarding an option to expand the area of the northern facility to a total area of approximately 16 dunams. The northern facility includes a greenhouse for propagating, growing and florescence, as well as a processing facility and operational areas. During the reporting period, Canndoc performed extension, upgrade and adjustment works on the northern facility, for the purpose of ensuring the northern facility’s compliance with the high-quality standards required to export from Israel and adjusting the quality of the products to the level required in Israel and in the target countries. The performance of the upgrade works was concluded in the fourth quarter of 2019; On May 21, 2020, an addendum to the agreement was signed, which formalized, inter alia, the investment in the Company’s facility in Beit HaEmek. As of the publication date of the report, the suspensory conditions for the fulfillment of the agreement have not yet been met.

In Kibbutz Beit HaEmek, as of December 31, 2022 the Company had approximately NIS 10 million in Property, plant and equipment, net, in respect of facilities that are used by the activity. Held inventory and biological assets of approximately NIS 7 million, with immaterial amount of liabilities that are directly attributed to the activity. During the reporting period the activity generated revenue of approximately NIS 4 million and generated a net income of approximately NIS 0 million (30% of these results is attributable to Kibbutz Beit HaEmek).

55

Intercure Ltd.
Notes to the Consolidated Financial Statements

Note 16 - Commitments, Charges and Contingent Liabilities (Cont.)

2.	On April 23, 2019, Canndoc signed a binding agreement with an Israeli corporation which holds agricultural areas in Kibbutz Nir Oz, in the Western Negev, for the construction of a production complex with maximum production potential of up to 88 tons of medical cannabis per year, which will operate in addition to the northern facility (hereinafter: the “Southern Site”). During 2020, the Company completed the investment in the construction of facilities for the purpose of growing and production of inventory.

On May 26, 2020, Canndoc announced the receipt of a license from the medical cannabis unit at the ministry of health (the “medical cannabis unit”), for the engagement in and holding of a dangerous drug, in accordance with sections 6 and 7 of the dangerous drugs ordinance (new version), 5733-1973, for the propagation and growing of cannabis plants, and the processing of inflorescence and plants under imc-gap quality conditions, in Canndoc’s growing facility in southern Israel (hereinafter: the “southern site”), in a commercial scope of approximately 24,500 plants in parallel, as set forth in the growing license (hereinafter: the “growing license”). In accordance with the standard practice, the license is conditional on completing the construction of a post-harvest processing facility, and receipt of full imc-gap certification.

On December 24, 2020, Canndoc announced that it had received a permanent license from the medical cannabis unit. During the reporting year of the financial statements, Canndoc has begun commercial growing in the southern facility.

In Kibbutz Nir-Oz, as of December 31, 2022 the Company had approximately NIS 50 million in Property, plant and equipment, net, in respect of facilities that are used by the activity. Held inventory and biological assets of approximately NIS 36 million, with immaterial amount of liabilities that are directly attributed to the activity.

During the reporting period the activity generated revenue of approximately NIS 30 million and generated a net income of approximately NIS 0 million (26% of these results is attributable to Kibbutz Nir-Oz).

3.	Pursuant to note 8B(I), Statement of claim was filed by Geffen Residence & Renewal (former: Cannomed Medical Cannabis Industries Ltd.) (“Geffen”) with the Tel-Aviv district court on March 6, 2023. According to Geffen, Intercure fundamentally breached the purchase agreement signed between the parties in 2021. It is alleged that Intercure has failed to pay Geffen the full consideration under the agreement. The position of Intercure is that the agreement was breached by Geffen after it gave Intercure false representations under the agreement and did not meet the closing condition that was stipulated in the contract regarding Petach-Tikva pharmacy which did not receive medical cannabis license and accordingly the acquisition was not materialized.

56

Intercure Ltd.
Notes to the Consolidated Financial Statements

Note 16 - Commitments, Charges and Contingent Liabilities (Cont.)

C.	Contingent liabilities

A.	On August 19, 2019, a motion was filed with the District Court of Tel Aviv- Yafo against 17 companies which are engaged in the medical cannabis production and growing segment, or which hold plants for the production of cannabis products, including Canndoc, to approve a claim as a class action (the “Motion”), asserting the provision of drugs to patients in poor condition (as alleged in the motion), in a manner which constitutes prohibited discrimination, as stated in the Equal Rights for Persons with Disabilities Law, 5758-1998, as well as activities within the framework of a restrictive arrangement, in a manner which breaches the provisions of the Economic Competition Law, 5748-1988 due to the allegedly defective marking of the product components, while restricting the quantity and/or quality and/or type of the provided services. The claimed sum amounts to NIS 686 million. A preliminary hearing regarding the motion is scheduled for July 14, 2021.

On July 14, 2021, The Court recommended that the parties negotiate independently in order to avoid litigation, and if negotiations fail, then begin mediation proceedings. The parties agreed to follow the Court’s recommendations. The negotiations between the parties have not yet begun.

On March 14, 2022 the applicant filed a request to amend the application for approval of a class action (“the request for amendment”). A copy of the amended request for the approval a class action was not attached to the request for amendment. The judge has disqualified herself from hearing the case, and therefore, the case will be redirected.

On June 21, 2022, the company responded to the request for amendment. On September 12, 2022 the court partially granted the request for amendment, and ordered the applicant to submit an amended request for approval, after which the company’s response to the amended request for approval will be submitted.

On November 27, 2022, the applicant submitted the amended application for approval of the motion (“the amended motion”), and on February 8th, 2023, the company submitted its respond to the Application for approval of a class action. A preliminary hearing was scheduled for April 27, 2023.

As of the reporting date, the Company is unable to estimate the eventual chances of the claim, insofar as the motion to approve is approved as a class action. In light of the above, a provision in respect of the motion was not included in the Company’s financial statements.

57

Intercure Ltd.
Notes to the Consolidated Financial Statements

Note 16 - Commitments, Charges and Contingent Liabilities (Cont.)

B.	On May 25, 2020, a motion was filed with the District Court of Tel Aviv-Yafo to approve a class action against the Company and its directors and officers, in which the petitioner’s main assertion is that the Company allegedly breached its obligation to report to the public, by the required date and in the required scope of the disclosure (as alleged), events and developments which affected the value of Regenera. The Company rejects the assertions in the motion, and emphasizes that its reports are submitted in accordance with the law. In October 2020 the Company filed a response to the motion in accordance with the provisions of the law. In January 2021, a preliminary hearing regarding the motion was held in court, and on March 8, 2021, the Court decided to appoint an export to determine the class and the damage. The expert opinion was submitted and after an investigation and discussion with the expert, the parties agreed that the petitioner will withdraw the motion. On December 2, 2022, the Tel Aviv District Court approved a consent motion to withdraw the Lawsuit, without any payment to the plaintiff from the Company.

C.	On December 8, 2020, a third party with whom Canndoc is engaged in a medical cannabis growing agreement (hereinafter: the “Plaintiff” and the “Agreement”, respectively) filed with the Magistrate’s Court of Kfar Sabba a summary procedure claim in the amount of NIS 2,271,310, in which it was alleged that Canndoc had breached the agreement, with the main assertion being that Canndoc had not paid for the agricultural produce which the plaintiff had grown on its behalf. On January 25, 2021, Canndoc filed a motion for leave to defend against the claim, in which it rejected the assertions and emphasized that it had not breached the agreement, and that, inter alia, the agricultural produce did not meet the Company’s requirements, as determined in the agreement. The Court set a date for the hearing regarding the motion for leave to defend on July 1, 2021. After a mediation process between the parties was unsuccessful, the first pre-trial was held on March 21, 2022. On December 8, 2022, the parties agreed to mediation process. On February 26, 2023 a mediation meeting took place and no agreements were reached. An evidence hearing was scheduled for March 29, 2023. In light of the preliminary stage of the proceedings, it is not possible to estimate the claim’s chances at this stage.

58

Intercure Ltd.
Notes to the Consolidated Financial Statements

Note 16 - Commitments, Charges and Contingent Liabilities (Cont.)

D.	On July 27, 2022 Cantek Group companies (the “Companies”) filed a request for a debt settlement with their creditors, and for a stay of proceedings order in accordance with the Insolvency and Economic Rehabilitation Law, all as a result of large debts accumulated by the group of companies.

On July 31, 2022, the court issued a stay of proceedings order against the Companies and appointed a settlement manager to assist in settling the debts of the Companies. Intercure and Canndoc filed a debt claim against the Companies in September 2022 totaling 3,501,659 NIS, which is secured by a permanent first-degree lien on one of Companies rights on the property pledged to Intercure for the payment of a debt owed to Intercure.

A creditors gathering headed by the settlement manager of the Companies was held on November 16, 2022, to approve a proposed debt settlement that had been proposed by the Companies itself, but Intercure objected to the proposed settlement, as it treated the creditors of the entire Companies the same, disregarding the different entities within the Companies, its different creditors and their securities. The proposed settlement would have adversely affected Intercure’s status Due to Intercure’s opposition to the proposed settlement, the debt settlement did not pass by the required majority. Subject to the settlement manager’s decision, the chance that most of Intercure’s debt will be repaid within the proposed settlement is higher than the chance that it won’t be repaid.

E.	On January 31, 2023 the agreement with Cann Pharmaceutical Ltd. (“Better”) to acquire 100% of Better’s shares was automatically terminated after the fact that the closing conditions in accordance with the terms of the agreement were not met. During the negotiations and after the merger agreement was executed, the Company extended loans to Better, and also provided funding and cultivation services to it, in light of the parties’ cooperation. On February 14, 2023, the Company filed a statement of claim (“SoC”) against Cann Pharmaceutical Ltd. (“Cann”) with the Tel-Aviv Magistrate Court. In the SoC, the Company argues that Cann owes the Company a NIS 7,875,189 due to written agreements and commitments made by the parties that Cann violated. See Note 11B.

59

Intercure Ltd.
Notes to the Consolidated Financial Statements

Note 17 – Equity

A.	Composition of share capital:

	December 31		December 31
	2022	2021	2022	2021
	Registered		Issued and paid-up
Ordinary shares with no par value **	100,000,000	100,000,000	45,572,690	45,133,945

**On April 8, 2021, the Company effectuated a reverse split of its ordinary shares in ratio of 1-for-4.44926. The amounts of shares and options are shown after the reverse split.

B.	On January 9, 2020, 54,000 options, which are convertible into shares at an exercise price of NIS 5.65 per share, were allocated to 3 directors of the Company.

C.	On May 3, 2020, two consultants exercised 62,020 options in consideration of an exercise price of NIS 4 per share, in consideration of 62,060 ordinary Company shares.

D.	On May 13, 2020, a former employee of the subsidiary exercised 280,000 options in consideration of an exercise price of NIS 2.09 per share, in consideration of 280,000 ordinary Company shares.

E.	In June 2020, the Company’s audit committee and board of directors approved an allocation of Company shares, in a private allocation of shares and options, to seven institutional investors, to one additional investor, Yael Feigel, a related party, and to the Company’s controlling shareholder or to a company under his control, which will invest in the Company a total of approximately NIS 38.2 million, in consideration of the allocation of 9,257,820 ordinary shares and 8,332,038 options exercisable into 8,332,038 shares. The allocation was approved by the general meeting on July 30, 2020, and the Company allocated the shares on August 4, 2020.

F.	On August 31, 2020, the Company’s board of directors authorized management to take action to offer a total of up to 4,303,356 options to an officer (the Company’s CFO) and to Canndoc employees, which constitute 3.6% of the Company’s shares (as of the approval date of the financial statements), as part of an outline for offering securities to employees (hereinafter: the “Outline”). Each of the options will be exercisable into one ordinary Company share with no par value, for a period of up to 4 years, and a vesting period of 15 quarters.

G.	On September 17, 2020, 1,788,962 ordinary shares in the Company were allocated as part of the transaction involving the acquisition of the control of Cannolam.

H.	On January 26, 2021, the Company’s board of directors approved, subject to the publication and approval of the outline, the allocation of 3,831,949 options to the officer and to 19 Canndoc employees. The outline was completed, and the options were allocated, on March 15.

I.	At the closing of the SPAC transaction, which occurred on April 23, 2021, the company issued 15,650,280 ordinary shares to subversive unitholders. See note 1C.

60

Intercure Ltd.
Notes to the Consolidated Financial Statements

J.	On April 27, 2021, the Company issued to Mr. Alexander Rabinovich, CEO, 224,756 options to purchase 224,756 ordinary shares of Intercure. The options were granted following the General Assembly from August 2018 as part of Canndoc acquisition transaction and as approved by the Company’s general assembly on April 1, 2021 as part of the Transaction. On September 2, 2021 Mr. Alexander Rabinovich exercised 2,150,919 options to ordinary shares of Intercure for a total consideration of NIS 3,594 thousand. In addition, during September 2021, Mr. Alexander Rabinovich purchased in the open market 423,501 ordinary shares of Intercure.

K.	On August 30, 2021, the Company’s board of directors authorized management to offer a total of up to 340,170 options to an officer (the Company’s CFO), 5 Canndoc employees and 2 consultants, which constitute 0.8% of the Company’s shares.

L.	On November 2021, an employed exercised 10,103 options in consideration of an exercise price of NIS 18.38 per share.

M.	During 2021, four institutional investors exercised 240,972 options in consideration of an exercise price of NIS 19.58 per share, in consideration of 240,972 ordinary company shares.

N.	During 2021, the Company engaged in several acquisitions as described in Note 8D. As a result of the acquisitions the company has committed to issue ordinary shares, as part of the acquisitions considerations, equal to NIS 17.3 million.

During 2021, the Company allocated 139,966 ordinary shares of Intercure.

During 2022, the Company allocated 438,745 ordinary shares of Intercure.

O.	On May 15, 2022, the Company’s board of directors authorized management to offer a total of up to 596,937 options to an officer (the Company’s CFO) and 7 Canndoc employees, which constitute 1.3% of the Company’s shares in accordance with the Company 2015 ESOP plan.

P.	On September 15, 2022, the company held an annual Special General Meeting of Shareholders, that approved an extension of the exercise period for 1,030,325 options previously granted to the Company’s chairman of the board, for an additional 3 years until December 31, 2026.

Q.	On November 14, 2022, the Company’s board of directors authorized management to offer a total of up to 287,131 options to Canndoc employees in accordance with the Company 2015 ESOP plan.

61

Intercure Ltd.
Notes to the Consolidated Financial Statements

R.	Changes in share capital:
1)	The Company’s registered capital as of December 31, 2022 is 1,000,000,000 shares with no par value.
2)	Issued and paid-up capital

Number of shares
Balance as of January 1, 2022	45,133,945
Issuance of shares (Note 17N)	438,745
Balance as of December 31, 2022	45,572,690

S.	Rights associated with shares:

Each share gives its owner the right to participate and to vote in the general meetings (each share has one voting right), and the right to receive dividends and/or bonus shares.

T.	Share-based payment transactions:

Expense recognized in the financial statements

The expense which was recognized in the financial statements for received services is presented in the following table:

	For the year ended December 31
	2022	2021	2020
	NIS in thousands
Total expenses recognized from share-based payment transactions	8,907	6,452	10,008

62

Intercure Ltd.
Notes to the Consolidated Financial Statements

Note 17 – Equity (Cont.)

U.	Options plan:

On March 31, 2015, the Company’s board of directors resolved to adopt a new plan for the allocation of shares and options to employees, directors and consultants (the “2015 Options Plan”).

Presented below are the main terms of the 2015 options plan:

●	In accordance with the 2015 options plan, options or shares will be allocated to the Company’s employees in accordance with section 102 of the Income Tax Ordinance (New Version), 5721-1961 (hereinafter: the “Income Tax Ordinance”), in accordance with the trustee track or the non-trustee track. Options will be allocated to consultants, service providers, controlling shareholders or any other entity other than Company employees in accordance with section 3(I) of the Income Tax Ordinance only.

●	The exercise price of each share option will be determined by the board of directors in its exclusive discretion, in accordance with the provisions of the law, and subject to guidelines which will be recommended by the committee from time to time.

On July 7, 2022, the Company’s board of directors resolved to adopt a new plan for the allocation of shares and options to employees, directors and consultants (the “2022 Options Plan”).

Presented below are the main terms of the 2022 options plan:

●	In accordance with the 2022 options plan, options or shares will be allocated to the Company’s employees in accordance with section 102 of the Income Tax Ordinance (New Version), 5721-1961 (hereinafter: the “Income Tax Ordinance”), in accordance with the trustee track or the non-trustee track. Options will be allocated to consultants, service providers, controlling shareholders or any other entity other than Company employees in accordance with section 3(I) of the Income Tax Ordinance only.

●	The exercise price of each share option will be approved by the board of directors in its exclusive discretion, in accordance with the provisions of the law, and subject to guidelines which will be recommended by the committee from time to time.

63

Intercure Ltd.
Notes to the Consolidated Financial Statements

Note 17 – Equity (Cont.)

Characteristics and scope of share-based payment arrangements during the period:

During the period ended December 31, 2022, the Company had share-based payment arrangements as described below:

Grant date	05/2022	09/2022	11/2022
Number granted	596,937	460,000	287,131
Contractual life	4	4	4
Vesting immediate	6%	6%	6%
Vesting period - rest	48 months	48 months	48 months
Exercise price (NIS)	20.68	21.76	16.96
Economic value of all options (B&S) as of the grant date (NIS in thousands)	5,632	1,568	1,586
Data and economic assumptions in the model:
Share price (in NIS)	23.84	15.68	17.70
Risk-free interest rate	0.30%	0.30%	0.33%
Volatility rate	40.87%	40.99%	37.48%
Options as of January 1, 2022	-	-	-
Granted options:	596,937	460,000	287,131
Vested options	146,161	86,250	35,891
Options exercised into shares	-	-	-
Expired options:	-	-	-
Options exercisable as of December 31, 2022:	146,161	86,250	35,891

64

Intercure Ltd.
Notes to the Consolidated Financial Statements

Note 17 – Equity(Cont.)

Changes during the year

Presented below is a table listing the number of share options, the weighted average of their exercise prices, and the changes which were made to the employee options plans during the current year:

	2022		2021**		2020
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		NIS		NIS		NIS
Share options at beginning of year	2,257,753	17.06	1,199,791	15.40	6,634,183	3.77
Share options which were granted during the year	1,344,068	20.25	1,201,426	18.88	54,000	5.65
Share options which were forfeited during the year	128,438	6.90	132,688	18.38	-	-
Share options which expired during the year	71,270	4.84	674	18.38	1,070,000	5.06
Share options which were exercised during the year	-	-	10,103	18.38	280,000	2.09
Share options at end of year	3,402,113	11.44	2,257,753	17.06	5,338,183	3.46
Exercisable share options at year end	1,923,260	6.86	1,413,615	15.90	5,252,203	1

The exercise prices of the stock options in the years 2019 to 2020 ranged from 1.91**-20.28** NIS per option. The remaining contractual lifetime of the options as of December 31, 2022 was around 3.9 years. The Company also has a compensation policy which was approved on December 31, 2019.

** on April 8, 2021, the company issue a shares consolidation by 4.44926. 2020 information included in the above table was not adjusted with respect to the share consolidation mentioned above.

65

Intercure Ltd.
Notes to the Consolidated Financial Statements

Note 18 - Expenses:

A.	Cost of revenue

	For the year ended December 31
	2022	2021	2020
	NIS in thousands
Payroll and associated expenses	6,567	11,605	3,396
Farm operating expenses	13,673	20,407	11,749
Purchases	282,029	115,952	29,688
Depreciation	4,780	3,163	2,562
Changes in inventory	(77,322)	(27,439)	(12,746)
	229,727	123,688	34,649

B.	General and administrative expenses:

	For the year ended December 31
	2022	2021	2020
	NIS in thousands
Payroll and associated expenses	10,960	8,673	5,207
Consulting and professional expenses	7,759	4,686	1,183
Directors’ fees	821	567	329
Insurance	2,147	2,661	395
Rent and maintenance	5,997	2,837	395
Provision for doubtful debts	(20)	*477	-
Fees	302	337	172
Depreciation	4,224	2,931	691
Other	3,892	*4,037	221
	36,082	27,206	8,593

*Reclassified

C.	C. Sales and Marketing:

	For the year ended December 31
	2022	2021	2020
	NIS in thousands
Payroll and associated expenses	36,225	15,053	2,524
Commission distribution	5,597	5,624	4,544
Other	14,711	2,537	1,372
	56,533	23,214	8,440

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Intercure Ltd.
Notes to the Consolidated Financial Statements

Note 18 - Expenses: (Cont.)

D.	Other expenses (income):

A. Other income

	For the year ended December 31
	2022	2021	2020
	NIS in thousands
Remeasurement of contingent consideration	10,572	-	-
Other	300	860	-
	10,872	860	-

B. Other expenses

	For the year ended December 31
	2022	2021	2020
	NIS in thousands
Issuance expenses	-	3,504	3,321
Provision for impairment (See Note 11B)	11,729	-	-
Other	1,271	327	1,242
	13,000	3,831	4,563

Note 19 - Finance income:

	For the year ended December 31
	2022	2021	2020
	NIS in thousands
Income from deposits	844	130	21
Exchange differences	7,326	-	599
Total finance income	8,170	130	620

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Intercure Ltd.
Notes to the Consolidated Financial Statements

Note 20 - Finance expenses:

	For the year ended December 31
	2022	2021	2020
	NIS in thousands
Interest in respect of loan from related party	-	43	174
Expenses in respect of fees and interest	14,059	4,627	264
Exchange differences	-	4,536	-
Interest expense in respect of lease liability	630	375	90
Other	266	-	-
Total finance expenses	14,955	9,581	528

Note 21 - Earnings (Loss) Per Share:

Details regarding the number of shares in the calculation of profit or (loss) per share

	For the year ended December 31
	2022		2021*		2020*
		Profit		Profit		Loss
	Weighted number of shares	NIS in thousands	Weighted number of shares	NIS in thousa nds	Weighted number of shares	NIS in thousa nds
Number of shares and profit (loss) for calculating basic profit (loss) per share	45,352,601	44,819	38,492,600	4,690	25,396,312	(37,231)
Options which could potentially be dilutive in the future, antidilutive in 2022, 2021 and 2020	54,271		2,346,532		4,371,792

*On April 8, 2021, the Company effectuated a reverse split of its ordinary shares in ratio of 1- for-4.44926. Following the reverse split, the loss data per share was presented retrospectively for the periods presented in the financial statements in accordance with the provisions of International Accounting Standard 33 regarding earnings per share

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Intercure Ltd.
Notes to the Consolidated Financial Statements

Note 22 - Balances and Transactions with Related Parties:

A.	Balances with related parties (consolidated) Composition:

	December 31
	2022	2021
	NIS in thousands
Short-term loans (Note 13)	1,090	1,722
Long-term loans (Note 13)	-	76
Other receivables (Note 11B)	16,087	-
Other payables (Note 11C)	372	308

B.	Benefits in respect of the employment of key management personnel (including directors) (*) who are employed in the Company:

	For the year ended December 31
	2022		2021		2020
		Amount		Amount		Amount
	Number of people	NIS in thousands	Number of people	NIS in thousands	Number of people	NIS in thousands
Short-term employee benefits	4	2,198	3	946	3	782
Management fees	1	675	1	606	1	122
Share-based payment	4	6,362	1	3,023	1	9,874
	4	9,235	3	4,575	3	10,778

(*) The key management personnel include the Chairman of the Board, the Company’s CEO, and the CFO

C.	Benefits in respect of key management personnel (including directors) who are not employees of the Company:

	For the year ended December 31
	2022		2021		2020
		Amount		Amount		Amount
	Number of people	NIS in thousands	Number of people	NIS in thousands	Number of people	NIS in thousands
Short term employee benefits	-	-	-	-	1	371
Management fees	4	739	3	550	3	329
Share-based payment	3	14	3	48	3	134
	4	753	3	598	4	834

(*) The key management personnel who are not employees of the Company include one director, two outside directors, and one independent director.

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Intercure Ltd.
Notes to the Consolidated Financial Statements

Note 22 - Balances and Transactions with Related Parties: (Cont.)

D.	Other transactions with related parties

1.	Rental Income - sublease agreement with companies related to the related party

The subsidiary Canndoc leases an office floor, and subleases part of the floor to four companies related to the controlling shareholder.

Revenue of NIS 291 thousand and NIS 229 and thousand was recorded in the financial statements in 2022 and 2021, respectively.

2.	Payroll and associated expenses of related party

The total sum of payroll and associated expenses which was recognized in Sales and Marketing is NIS 5,017 thousand.

3.	Loan from the Company’s controlling shareholder - See Note 13A above.

4.	Investment agreement between the controlling shareholder and the Company - See Notes 13.

Note 23 - Operating Segments:

The Company has 2 operating segments: (A) Investments in portfolio companies in the biomed sector, and (B) Investments in the medical cannabis sector.

A.	Investments in portfolio companies in the biomed sector: the Company has investments in Regenera, XTL, Cavnox and Fore. These investments are measured at fair value through profit or loss. See Note 10.

Presented below are financial data regarding the segment:

	2022	2021
	NIS in thousands
Loss from investment in XTL	(174)	(46)
Loss from investment in FORE	-	(1,822)
	(174)	(1,868)

	2022	2021
	NIS in thousands
Fair value of the investment in XTL	156	330
Fair value of the investment in Cavnox	965	965
Fair value of the investment in Fore	1,600	1,600
	2,721	2,895

Investments in the medical cannabis sector: Canndoc, Cannolam, Pharmazone and other investments as described in Note 8. The Company’s Chief Operating Decision Maker (the CEO) reviews the financial results as a single business unit.

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Intercure Ltd.
Notes to the Consolidated Financial Statements

Note 23 - Operating Segments: (Cont.)

B.	Operating segment data:

Reconciliation of operating segment data include addition of assets and liabilities which were not attributed to segments.

	NIS in thousands
	Cannabis segment	Biomed segment	Reconciliations	Total
Year ended December 31, 2022
External revenue	388,684	-	-	388,684
Segment profit (loss)	68,552	(174)	-	68,378
General and administrative expenses not attributable to segments				(15,623)
Other expenses, net				(2,128)
Operating Profit				50,627
Segment assets	886,184	2,770	69,053	958,007
Segment liabilities	526,285	-	(89,755)	436,530

	NIS in thousands
	Cannabis segment	Biomed segment	Reconciliations	Total
Year ended December 31, 2021
External revenue	219,677	-	-	219,677
Segment profit (loss)	44,646	(1,868)	-	42,778
General and administrative expenses not attributable to segments				(11,620)
Other expenses, net				(2,971)
Operating Profit				28,187
Segment assets	551,435	2,895	131,994	686,324
Segment liabilities	132,562	-	94,571	227,133

	NIS in thousands
	Cannabis segment	Biomed segment	Reconciliations	Total
Year ended December 31, 2020
External revenue	65,035	-	-	65,035
Segment profit (loss)	14,250	(37,195)	-	(22,945)
General and administrative expenses not attributable to segments				(10,892)
Other expenses, net				(4,563)
Operating loss				(38,400)
Segment assets	114,559	3,517	208,194	326,270
Segment liabilities	23,935	-	10,226	34,161

Major customers

Revenues from two customers of the cannabis segment represents approximately NIS 49 million and NIS 41 million of the Company’s total revenues (In 2021 - approximately NIS 17 million and NIS 22 million; In 2020 - approximately NIS 2 million and NIS 0 million)

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